Exhibit 99.1

4Q/2024

Milagros Cigüeñas

Roxana Mossi
Fernando Castillo, CFA
Fernando Salgado
Sebastian Del Aguila
Zeljko Janzic
Juan Carlos Benites
Pia Noblecilla

investorrelations@credicorpperu.com

CREDICORP

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

Table of Contents

Operating and Financial Highlights	03

Senior Management Quotes	05

Fourth Quarter 2024 Earnings Conference Call	06

Summary of Financial Performance and Outlook	07

Financial Overview	12

Credicorp’s Strategy Update	13

Analysis of 4Q24 Consolidated Results

01	Loan Portfolio	17
02	Deposits	20
03	Interest Earning Assets and Funding	23
04	Net Interest Income (NII)	24
05	Portfolio Quality and Provisions	27
06	Other Income	31
07	Insurance Underwriting Results	35
08	Operating Expenses	37
09	Operating Efficiency	39
10	Regulatory Capital	40
11	Economic Outlook	42
12	Appendix	46

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

Credicorp Ltd. Reports Financial and Operating Results for 4Q24
Strong 4Q24 performance, with positive operational trends supported by improved CoR, a resilient margin and diversified non-interest revenue streams
NIM at 6.34% underpinned by our low-cost funding advantage and disciplined interest rate management strategy
Yape reached 13.7 million monthly active users, maintaining its growth trajectory toward the 2026 target of 16.5 million.
FY24 Net Income reached a historic high with ROE at 16.5%, or 17.2% excluding extraordinary items related to the Sartor case, in line with guidance
Lima, Peru – February 10, 2025 – Credicorp Ltd. (“Credicorp” or “the Company”) (NYSE: BAP | BVL: BAP), the leading financial services holding company in Peru with a presence in Chile, Colombia, Bolivia, and Panama today reported its unaudited results for the quarter ended December 31, 2024. Financial results are expressed in Soles and are presented in accordance with IFRS.
4Q24 OPERATING AND FINANCIAL HIGHLIGHTS
•
Net Income attributed to Credicorp declined 26.1% QoQ, but increased 33.8% YoY to S/1,126.7 million. As a result, ROE stood at 13.3%, impacted by a 259 million soles one-offs related to Sartor case. FY24 net income increased 13.1% YoY to a record high of S/5,501 million, with ROE reaching 16.5% and 17.2% when excluding the above- mentioned one-time charge.

•
Total Loans, measured in average daily balances (ADB) expanded by 0.7% QoQ, driven mainly by short-term corporate loans, government program loans at SME-Business and Mortgages - marking an inflection point. YoY, total loans declined 0.5% mainly due to stricter credit policies at Mibanco, higher amortizations of short-term Middle Market banking loans, and a decrease in long-term SME-Pyme disbursements.

•
Total Deposits increased by 4.8% QoQ due to a seasonal increase in savings deposits, and 9.6% YoY driven by Low- Cost deposits, in the context of higher system liquidity. Low-cost deposits accounted for 69.4% of total deposits.

•	NPL Ratio improved 60 bps QoQ and 63 bps YoY to 5.3%, which reflected improvements in risk management measures and repayments at BCP and Mibanco.
•	Provisions fell 14.4% QoQ, driven by better payment performance in SMEs and Individuals. CoR declined to 2.1%, down 34 bps QoQ and 118 bps YoY, allowing for proactive lending at both BCP and Mibanco.
•	Core Income expanded by 1.7% QoQ and 8.9% YoY, driven by solid NII and record-high transactional volumes, mainly via growth in digital transactions and FX.
•	Insurance Underwriting Results increased by 7.2% QoQ, largely driven by stronger reinsurance results in the P&C business, and was up 8.8% YoY.
•
Yape reached 13.7 million Monthly Active Users (MAU), with an average of 51 monthly transactions per user. After reaching break-even in May 2024, the super app continues its growth trajectory across its three business lines: payments, financial and e-commerce. In 4Q24, monthly revenues per active user increased to S/6.5, while costs per active user reached S/5.3, due to seasonal expenses recorded during the quarter.

•
Efficiency Ratio improved 30 bps YoY to 45.8% for FY24, reflecting mainly growth in interest income and fee income. Operating expenses increased 9.4% YoY, primarily due to BCP´s core business and disruptive initiatives at Credicorp, where expenses rose 27.1%. Yape, Tenpo and Culqi were the main consumers of expenses, representing 61% of total expenses for disruptive initiatives.

•	Strong capital base, with IFRS CET1 Ratio at BCP at 13.32% at quarter-end, down 10 bps QoQ, while Mibanco’s IFRS CET1 Ratio declined 83 bps to 17.53% in the same period.

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

SENIOR MANAGEMENT QUOTES

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

Fourth Quarter 2024 Earnings Conference Call
FOURTH QUARTER 2024 EARNINGS CONFERENCE CALL
Date: Tuesday, February 11th, 2025

Time: 9:30 am E.T. (9:30 am Lima, Perú)
Hosts: Gianfranco Ferrari - Chief Executive Officer, Alejandro Perez Reyes - Chief Financial Officer, Francesca Raffo - Chief Innovation Officer, Cesar Rios - Chief Risk Officer, Diego Cavero – Head of Universal Banking, Cesar Rivera - Head of Insurance and Pensions, Carlos Sotelo - Mibanco CFO and Investor Relations Team.

To pre-register for the listen-only webcast presentation use the following link: https://dpregister.com/DiamondPassRegistration/register?confirmationNumber=10196121&linkSecurityString=fe53fdc c1c
Callers who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the live operator. Participants may pre-register at any time, including up to and after the call start time.

Those unable to pre-register may dial in by calling:
1 844 435 0321 (U.S. toll free)
1 412 317 5615 (International)
Participant Web Phone: Click Here
 Conference ID: Credicorp Conference Call

The webcast will be archived for one year on our investor relations website at:
https://credicorp.gcs-web.com/events-and-presentations/upcoming-events
For a full version of Credicorp´s Third Quarter 2024 Earnings Release, please visit:
https://credicorp.gcs-web.com/company-reports/quarterly-materials

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

Loans in Average Daily Balances (ADB)

Total loans measured in ADB rose 0.7% QoQ to stand at S/141,838 million. This evolution was mainly driven by: (i) Corporate Banking at BCP, via an uptick in short-term loans, (ii) SME-Business Banking, due to growth in government program loans and negotiable invoices, and (iii) Mortgage, via a rebound in disbursements. This growth was partially offset by a drop in Middle Market Banking and Mibanco.
YoY, the portfolio contracted 0.5%, driven mainly by: (i) Mibanco, which was impacted by tighter lending guidelines, (ii) Middle Market Banking, which registered growth in short-term loans amortizations, and (iii) SME-Pyme, which registered a reduction in long-term loan disbursements. This YoY contraction was partially offset by growth in balances in Corporate Banking, Mortgage, and SME-Business.
YTD, loans in ADB dropped 1.1%, driven mainly by Mibanco and Middle Market Banking.
Deposits
Our deposit base, measured in quarter-end balances, expanded 4.8% QoQ. This evolution reflects growth in balances for Savings Deposits and Time Deposits, which was partially offset by a reduction in the balance for Demand Deposits.
YoY, the deposit base increased 9.6%. This evolution was fueled by growth in Low-Cost Deposits, which rose 11.7% to represent 69.4% of total deposits are quarter-end.
At BCP the 30-day Liquidity Coverage Ratio (LCR) in PEN stood at 162.7% under regulatory standards and 132.5% according to stricter internal standards. The 30-day LCR in USD stood at 184.6% under regulatory standards and 133.1% according to stricter internal standards.
Net Interest Income (NII) and Margin (NIM)
NII rose 1.1% QoQ, driven mainly by a drop in Interest and Similar Expenses which was impacted by a drop in market rates and an increase in low-cost deposits’ share of the mix. In this context, NIM stood at
6.34% at the end of the quarter, versus 6.43% in 3Q24 and 6.20% in 4Q23.

YoY, NII increased 8.4%, driven mainly by growth in Interest and Similar Income. This evolution was attributable to an uptick in Interest on deposits in other banks, which registered a marked increase in volumes in a context of high liquidity. Interest and Similar Expenses dropped 9.2%, impacted by lower interest rates after the Fed and BCRP instituted rate cuts, and growth in low-cost deposits’ share of funding. In this context, NIM rose 14 bps YoY.
YTD, NII increased 9.1%, mainly due to an increase in Interest and Similar Income, which was driven by a shift in the composition of the loan portfolio towards retail segments.

NII & NIM
(S/ millions)
6.20%
6.43%
6.34%
3,348
3,591
3,630
QoQ
+1.1%
YoY
+8.4%
4Q23
3Q24
4Q24
Net Interest Income
Net Interest Margin

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

Portfolio Quality and Cost of Risk

QoQ, the NPL balance dropped 8.3%, driven primarily by BCP and Mibanco. At BCP, the decline was fueled mainly by: (i) a drop in overdue loans in SMEs; (ii) debt repayments in Wholesale banking; and (iii) an increase in write-offs and debt repayments in Consumer and Credit Cards. At Mibanco, the reduction in NPLs was mainly on the back of a decrease in overdue loans, which primarily reflected positive impacts from tighter origination guidelines and improvements in collections management.

YoY, the overdue portfolio decreased 10.2%, fueled by the evolution at BCP and Mibanco. This decline was mainly attributable to:(i) SME- Pyme, due to an uptick in honoring of Reactiva loans and to the same dynamics seen QoQ, and (ii) Wholesale Banking, due primarily to debt cancellation by a refinanced client. At Mibanco, the reduction in NPLS was driven by the same dynamics in play QoQ.
In this context, the NPL Ratio dropped 60 bps QoQ and 63 bps YoY to stand at 5.3% at quarter-end.

Provisions this quarter fell 14.4% QoQ, driven mainly by BCP and Mibanco. At BCP Stand-alone, the reduction in provisions was due primarily to an improvement in payment performance in (i) SME- Pyme, thanks to an uptick in low-risk vintages’ share of total loans; and (ii) Mortgage, due to an update to our risk models’ parameters. At Mibanco, the drop in provisions was mainly driven by stricter origination policies. This evolution was partially offset by Consumer and Credit Cards, due to risk model calibrations. Notably, the underlying risk has improved for both products after healthier vintages increased their weight within portfolios and rescheduling efforts were ramped up.

YoY, and isolating the effect of provisions set aside for the El Nino Phenomenon in 4Q23, provisions declined 19.2%, driven mainly by BCP and Mibanco. At BCP, this decline was fueled mainly by SME- Pyme and Consumer, which registered an improvement in payment performance. At Mibanco, the reduction was driven by the same dynamics seen QoQ.
On a Full-Year basis, the Cost of Risk stood at 2.4%. The NPL Coverage Ratio, in turn, stood at 104.3%.

Total NPL
(S/ millions, %)
5.9%
5.9%
5.3%
-10.2%
-8.3%
NPL Ratio
8,532.55
8,360.16
7,662.66
Total NPL
4Q23
3Q24
4Q24

Cost of Risk (%)
97.0%
98.7%
104.3%
Coverage ratio of NPLs
6.2%
6.2%
4.7%
3.2%
2.4%
2.1%
2.9%
2.1%
1.8%
Mibanco
BCP Stand Alone
Credicorp
4Q23
3Q24
4Q24

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

Other Income

It is important to note that Other Core Income continued to be affected by our operation in BCP Bolivia, which since 2023 has evolved and adapted its non-interest income structure for foreign transfers to offset the losses reported for FX transactions. Excluding BCP Bolivia, Other Core Income increased 0.6% QoQ, driven mainly by growth in the Net Gain on FX Transactions at BCP Stand-alone. Other Non-Core Income dropped 7.9% QoQ, pressured by a deterioration in an asset in Pacifico’s portfolio and lower gains on securities at Credicorp Capital.
YoY and YTD, Other Ordinary Income rose 17.1% and 15.2%, respectively. Growth in both periods was driven mainly by BCP Stand-alone, via (i) an increase in fee income, which rose on the back of growth in transactions through Yape and Cards, and (ii) an increase in the Net gain on FX transactions, which was driven by higher volumes and better spreads. Other Non-Core Income fell 23.1% and 0.9% respectively, due to the same factors seen in the QoQ analysis.
Insurance Underwriting Result
The Insurance Underwriting Result rose 7.2% QoQ. This evolution was mainly fueled by a stronger Reinsurance Result in P & C.
YoY, the uptick of 8.8% was attributable to a decrease in Insurance Service Expenses in the Life Business.
YTD, the Insurance Underwriting Result dropped 1.0% on the back of a weaker Reinsurance Result, primarily in P & C Risks.

Efficiency
Operating Expenses rose 9.4% YTD, driven primarily by core businesses at BCP Stand-alone and by disruptive initiatives at Credicorp. Operating Income rose 10.1% YTD.
In this context, the Efficiency ratio stood at 45.8% on a full-year basis, which represents an improvement of 30 bps with regard to the result in 2023.

Other Income
(S/ millions)
Total +11.8%
Core +10.2%
Total +2.5%
Core +3.6%
1,487
283
1,204
1,621
340
1,281
1,662
335
1,327
4Q23
3Q24
4Q24
Non-Core (Net gain on securities, Investment in associates, Net gain on derivatives, Exchange difference and others)
Core (Fees and Net gain on FX operations)

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

Net earnings attributable to Credicorp
In 4Q24, net earnings attributable to Credicorp stood at S/1,126.7 million, -26.1% QoQ and +33.8% YoY. Net shareholders’ equity, in turn, stood at S/34,346 million (+2.6% QoQ and +5.8% YoY). As a result, ROE stood at 13.3%, impacted by a 259 million soles one-offs related to Sartor case*.
YTD, Credicorp's net income increased 13.1%, reaching a record high of S/5,501.3 million As a results, ROE stood at 16.5% and 17.2% when excluding the above-mentioned one-time charge.

*Please refer to our Dec 30th press release for more details on the Sartor case.

Net Income & ROE
(S/ millions)
10.6%
18.5%
13.3%
841.8
1,523.8
1,126.7
QoQ
26.1%
YoY
33.8%
4Q23
3Q24
4Q24
Net Income
ROE

Contributions and ROE by subsidiary in 4Q24
(S/ millions)

ROE	ROE	ROE	ROE	ROE	ROE	ROE	ROE
20.1%	9.5%	17.3%	12.9%	20.5%	19.7%	18.0%	-1.4%
1,131.1

(1)	In BCP Stand-alone, the figure is lower than the net profit since the contribution eliminates investment gains in other subsidiaries of Credicorp (Mibanco)
(2)	In Mibanco, the figure is less than the net profit because Credicorp owns (directly and indirectly) 99.921% of Mibanco.
(3)	The contribution of Grupo Pacífico presented here is greater than the profit of Pacifico Seguros since 100% of Crediseguros is being included (including 48% under Grupo Crédito).

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

Universal Banking

BCP registered a strong performance, which was mainly driven by resilient margins amid a shift in the loan portfolio to retail and solid transactional funding, alongside diversified income streams. NIM stood at 6.0%, primarily bolstered by an improvement in the funding cost, and by uptick in the yield on interest earning assets. Other core income rose 15.2%, as fee income was boosted by Yape´s consolidation as a key revenue stream and BCP´s strong transactional activity. These dynamics were partially offset by growth in operating expenses.

Insurance and Pensions

Grupo Pacifico concluded 2024 with another year of remarkable performance, achieving an ROE of 23.7% on the back of solid commercial dynamics in both the P&C and Life business lines. Net Income slightly dropped 5% mainly driven by (i) lower Insurance Underwriting Results, due to normalization of underwriting margins in the Life business, and (ii) higher Operating Expenses.

Microfinance

In 2024, Mibanco registered a 51.7% increase in Net Income. This evolution was mainly driven by a drop in provisions, which fell due to the risk- management measures implemented and to growth in Net interest income, which rose on the back of active pricing management of loans and a reduction in the cost of funding.
Mibanco Colombia's results improved significantly thanks to a focus on efficiency and disciplined risk processes and controls, despite a challenging business environment. This helped us become the third largest private microfinance lender in Colombia.

Investment Management and Advisory

Operating dynamics have been strong throughout the year for IM&A, which affirms that our new strategic approach is on target and puts us in good stead for 2025. Excluding one-offs for the Sartor case, net income rose 15%, led primarily by Sales activities in our Capital Markets Business. Our Wealth and Asset Management businesses also contributed to growth in net income.

Outlook

We expect to close the year in 2025 with a ROE around 17.5%. We anticipate that this result will be driven by: (i) growth in our loan portfolio, particularly in the retail segment, (ii) the resilience of our NIM, and (iii) a reduction in the cost of risk.

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

Financial Overview
Credicorp Ltd.		Quarter		% change		Up to		% change
S/000	4Q23	3Q24	4Q24	QoQ	YoY	Dec 23	Dec 24	Dec 24 / Dec 23
Net interest, similar income and expenses	3,347,684	3,590,750	3,629,794	1.1%	8.4%	12,937,972	14,115,131	9.1%
Provision for credit losses on loan portfolio, net of recoveries	(1,173,454)	(868,081)	(743,296)	-14.4%	-36.7%	(3,622,345)	(3,519,447)	-2.8%
Net interest, similar income and expenses, after provision for credit losses on loan portfolio	2,174,230	2,722,669	2,886,498	6.0%	32.8%	9,315,627	10,595,684	13.7%
Total other income	1,486,823	1,621,282	1,661,964	2.5%	11.8%	5,655,825	6,404,119	13.2%
Insurance underwriting result	287,295	291,775	312,683	7.2%	8.8%	1,211,100	1,199,020	-1.0%
Total expenses	(2,661,542)	(2,524,166)	(3,105,459)	23.0%	16.7%	(9,334,223)	(10,374,296)	11.1%
Profit before income tax	1,286,806	2,111,560	1,755,686	-16.9%	36.4%	6,848,329	7,824,527	14.3%
Income tax	(434,648)	(555,117)	(598,348)	7.8%	37.7%	(1,888,451)	(2,201,275)	16.6%
Net profit	852,158	1,556,443	1,157,338	-25.6%	35.8%	4,959,878	5,623,252	13.4%
Non-controlling interest	10,331	32,655	30,625	-6.2%	196.4%	94,338	121,998	29.3%
Net profit attributable to Credicorp	841,827	1,523,788	1,126,713	-26.1%	33.8%	4,865,540	5,501,254	13.1%
Dividends paid to third parties	0	875,992	0	-100.0%	n.a.	1,994,037	3,667,644	83.9%
Net income / share (S/)	10.6	19.1	14.1	-26.1%	33.8%	61.0	69.0	13.1%
Dividends per Share (S/)	0.0	11.0	0.0	-100.0%	-100.0%	25.0	46.0	83.9%
Loans	144,976,051	142,568,785	145,732,273	2.2%	0.5%	144,976,051	145,732,273	0.5%
Deposits and obligations	147,704,994	154,435,451	161,842,066	4.8%	9.6%	147,704,994	161,842,066	9.6%
Net equity	32,460,004	33,462,591	34,346,451	2.6%	5.8%	32,460,004	34,346,451	5.8%
Profitability
Net interest margin(1)	6.20%	6.43%	6.34%	-9 bps	14 bps	6.00%	6.29%	29 bps
Risk-adjusted Net interest margin	4.10%	4.93%	5.08%	15 bps	98 bps	4.38%	4.77%	39 bps
Funding cost(2)	3.0%	2.7%	2.6%	-12 bps	-47 bps	2.9%	2.7%	-21 bps
ROAE	10.6%	18.5%	13.3%	-521 bps	273 bps	15.8%	16.5%	63 bps
ROAA	1.4%	2.4%	1.8%	-67 bps	37 bps	2.1%	2.2%	17 bps
Loan portfolio quality
Internal overdue ratio(3)	4.2%	4.2%	3.7%	-51 bps	-51 bps	4.2%	3.7%	-51 bps
Internal overdue ratio over 90 days	3.2%	3.4%	3.0%	-39 bps	-19 bps	3.2%	3.0%	-19 bps
NPL ratio(4)	5.9%	5.9%	5.3%	-60 bps	-63 bps	5.9%	5.3%	-63 bps
Cost of risk(5)	3.2%	2.4%	2.1%	-34 bps	-118 bps	2.5%	2.4%	-5 bps
Coverage ratio of IOLs	135.1%	136.9%	147.4%	1052 bps	1230 bps	135.1%	147.4%	1230 bps
Coverage ratio of NPLs	97.0%	98.7%	104.3%	566 bps	732 bps	97.0%	104.3%	732 bps
Operating efficiency
Operating income(6)	4,893,605	5,287,099	5,475,434	3.6%	11.9%	19,056,189	20,976,379	10.1%
Operating expenses(7)	2,395,688	2,389,261	2,692,110	12.7%	12.4%	8,780,760	9,601,950	9.4%
Efficiency ratio(8)	49.0%	45.2%	49.2%	398 bps	21 bps	46.1%	45.8%	-30 bps
Operating expenses / Total average assets	4.0%	3.8%	4.3%	42 bps	24 bps	3.7%	3.9%	18 bps
Capital adequacy - BCP Stand-alone
Global Capital Ratio(9)	17.46%	18.96%	18.71%	-25 bps	125 bps	17.46%	18.71%	125 bps
Ratio Tier 1(10)	13.09%	13.25%	13.08%	-17 bps	-1 bps	13.09%	13.08%	-1 bps
Ratio common equity tier 1(11) (13)	13.20%	13.42%	13.32%	-10 bps	12 bps	13.20%	13.32%	12 bps
Capital adequacy - Mibanco
Global Capital Ratio(9)	20.65%	20.22%	19.42%	-80 bps	-123 bps	20.65%	19.42%	-123 bps
Ratio Tier 1(10)	18.26%	17.85%	17.07%	-78 bps	-119 bps	18.26%	17.07%	-119 bps
Ratio common equity tier 1(11) (13)	18.37%	18.35%	17.53%	-83 bps	-84 bps	18.37%	17.53%	-84 bps
Employees	36,947	38,642	38,676	0.1%	4.7%	36,947	38,676	470.0%
Share Information
Issued Shares	94,382	94,382	94,382	0.0%	0.0%	94,382	94,382	0.0%
Treasury Shares(12)	14,886	14,948	14,948	0.0%	0.4%	14,886	14,948	0.4%
Outstanding Shares	79,496	79,434	79,434	0.0%	-0.1%	79,496	79,434	-0.1%

(1)	Net Interest Margin = Net Interest Income (Excluding Net Insurance Financial Expenses) / Average Interest Earning Assets
(2)	Funding Cost = Interest Expense (Does not include Net Insurance Financial Expenses) / Average Funding
(3)	Internal Overdue Loans: includes overdue loans and loans under legal collection, according to our internal policy for overdue loans. Internal Overdue Ratio: Internal overdue loans / Total loans
(4)	Non-performing loans (NPL): Internal overdue loans + Refinanced loans. NPL ratio: NPL / Total loans.
(5)	Cost of risk = Annualized provision for loan losses, net of recoveries / Total loans.
(6)
Operating Income = Net interest, similar income and expenses + Fee Income+ Net gain on foreign exchange transactions + Net Gain From associates + Net gain on derivatives held for trading + Result on exchange differences + Insurance Underwriting Result

(7)	Operating Expenses = Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Association in participation + Acquisition cost.
(8)
Efficiency Ratio = (Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Association in participation) / (Net interest, similar income and expenses + Fee Income+ Net gain on foreign exchange transactions + Net Gain From associates + Net gain on derivatives held for trading + Result on exchange differences + Insurance Underwriting Result)

(9)	Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011).
(10)
Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(11)
Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings

+ unrealized gains.
(12)	Consider shares held by Atlantic Security Holding Corporation (ASHC) and stock awards.
(13)	Common Equity Tier I calculated based on IFRS Accounting

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

Credicorp’s Strategy Update
Credicorp’s Strategy
Credicorp continues to execute its strategy by investing in technology to strengthen and consolidate its core businesses, while developing complimentary new disruptive initiatives to fuel growth. Understanding current and projected market trends, Credicorp constantly reviews and optimizes its business agilely and with a self-disruptive mindset to maintain a competitive advantage and ensure sustainable growth. This allows us to generate new sources of income and capture market opportunities, as we leverage the expansion of our Total Adressable Market to decouple from the macroeconomic environment.

Credicorp holds fast to its long-term objectives to offer the best client experience; optimize efficiency; and drive growth through technology. To achieve its objectives, all our businesses focus on three strategic priorities: (i) ensuring we have the best talent by offering a comprehensive value proposition; (ii) accelerating digital transformation and innovation; and (iii) integrating sustainability in our way of doing business.

In 2024, Credicorp delivered solid profitability and consolidated its leadership as a result of the strength of its “decoupling” strategy, in a context of slow economic recovery and a cycle of credit deterioration in the Peruvian financial system. We managed to decouple from economic and loan portfolio performance, as a result of our income diversification. We have boosted non-interest income through the digitalization of our core businesses complemented with our innovation portfolio. Thanks to our priority to understand our customers and advances in digitalization and innovation, we have significantly improved transactional activity, interaction frequency, and the personalization level of our product and service offerings. This has increased our client satisfaction levels, as evidenced by the 5-point increase in our Net Promoter Score.
Credicorp’s achievements in 2024 are set forth in the following table, where figures show strong client experience and improvements in operating efficiency, as well as growth in digital clients and sales.

Main KPIs in Credicorp’s Strategy

Transformation of traditional businesses (1)	Subsidiary	4Q23	3Q24	4Q24
Day-to-day
Digital Clients(2)	BCP	68%	74%	76%
Digital monetary transactions (3)	BCP	80%	85%	86%
Transactional cost by unit	BCP	0.07	0.04	0.04
Disbursements through leads (4)	Mibanco	71%	66%	65%
Disbursements through alternative channels (5)	Mibanco	13%	23%	24%
Mibanco Productivity (6)	Mibanco	21.6	23.6	24.5
Cashless
Cashless transactions(7)	BCP	60%	66%	69%
Mobile Banking rating iOS	BCP	4.7	4.8	4.8
Mobile Banking rating Android	BCP	4.7	4.7	4.7
Digital Acquisition
Digital sales (8)	BCP	58%	65%	74%

(1)	Figures for December 2023, September 2024, and December 2024.
(2)	Clients that made 70%, or more, of their transactions through digital channels in the last 6 months (includes Yape).
(3)	Monetary Transactions conducted through Mobile Banking, Internet Banking, Yape and Telecredito/Total Monetary Transactions in Retail Banking.
(4)	Disbursements generated through leads/Total disbursements.
(5)	Disbursements conducted through alternative channels/Total disbursements. Figures differ from previously reported due to a methodological change.
(6)	Number of loans disbursed/Total relationship managers.
(7)	Amount transacted through Mobile Banking, Internet Banking, Yape y POS/Total amount transacted through Retail Banking. Figures differ from previously reported due to a methodological change.
(8)	Units sold by Retail Banking through digital channels/Total number of units sold by Retail Banking.

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

Credicorp’s Strategy Update

Disruptive Initiatives: Yape
At the end of 2024, Yape hit the 13.7 million-user mark for monthly active users (MAU). This number represents 69% of the economically active population. Importantly, in 2024 Yape hit breakeven, and registered monthly revenue and expenses per active yapero of S/6.5 and S/5.3, respectively, with revenue generation outpacing expenses, despite seasonal charges in 4Q24.

Monthly transactions by MAU stood at 51.1 in 4Q24 (vs 44.1 QoQ), which attests to the app’s levels of usability and engagement.

Monthly evolution of revenue and expenses / MAU (1)

Main KPI’s for Yape’s management

Management KPIs		Quarter		Change %		Up to		Change %
	4Q23	3Q24	4Q24	QoQ	YoY	Dec 23	Dec 24	Dec 24 / Dec 23
Users
Users (millions)	14.2	16.6	17.3	4.2%	21.6%	14.2	17.3	21.6%
Monthly Active Users (MAU) (millions) (1)	10.7	13.0	13.7	5.3%	28.1%	10.7	13.7	28.1%
Fee Income Generating MAU (millions)	7.9	10.4	11.4	9.6%	44.9%	7.9	11.4	44.9%
Engagement
# Transactions (millions)	1,027.9	1,664.2	1,953.1	17.4%	90.0%	2,918.0	6,145.7	110.6%
Experience
NPS (2)	80	74	79	5.0%	-1.0%	80	79	-1.0%
Metric per Monthly Active User (MAU) (3)
# Monthly Transactions / MAU	35.3	44.1	51.1	15.8%	44.6%	35.3	51.1	44.6%
# Average Functionalities / MAU	2.2	2.4	2.6	6.3%	18.1%	2.2	2.6	18.1%
Monthly Revenues / MAU (S/)	3.8	4.9	6.5	34.4%	72.9%	3.8	6.5	72.9%
Monthly Expenses / MAU (S/)	4.7	4.2	5.3	24.5%	11.7%	4.7	5.3	11.7%
Monthly Cash Cost / MAU (S/)	5.1	4.5	5.6	25.4%	11.2%	5.1	5.6	11.2%
Drivers Monetización
Payments
TPV (4) (S/, billions)	47.1	76.8	90.3	17.6%	91.6%	137.9	279.5	102.8%
# Bill Payments transactions (millions)	18.1	34.6	40.5	17.0%	124.1%	34.4	127.1	269.6%
Financials
# Loans Disbursements (thousands)	293.2	1294.9	2143.1	65.5%	630.8%	854.3	4612.5	439.9%
E-Commerce
GMV (5) (S/, millions)	39.3	112.9	116.4	3.0%	196.4%	100.9	358.0	254.7%

(1)	Yape users that have made at least one transaction over the last month.
(2)	Net Promoter Score.
(3)	Management Figures.
(4)	Total Payment Volume, includes the following functionalities: Bill Payments, QRs payments, Mobile Top-ups, Yape Businesses, Money Exchange, Checkout, and Remittances.
(5)	Gross Merchant Volume, includes the following functionalities: Yape Promos, Yape Store, Ticketing, Gaming, Delivery, Buses, Insurance and Gas.

In 4Q24, Yape presented the following operating results in its three lines of business:

•
Payment: the main drivers are (i) the Total Payment Volume (TPV), which reached S/90.3 billion (+17.6% QoQ and +1.9x YoY) and (ii) transactions in Bill Payments, which totaled 40.5 million (+17.0% QoQ and +2.2x YoY).

•
Financial: excluding floating (remuneration-based funds transacted through Yape that are held in BCP), the main driver of monetization is Yape Lending, with 2,143.1 thousand disbursements (+65.5% and +7.3x YoY).

•	E-Commerce: Yape monetizes mainly through the Gross Market Volume (GMV) transacted, which was S/116.4 million (+3.0% QoQ and +3.0x YoY).

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

Credicorp’s Strategy Update
Yape’s Main Financial Results (1)

Financial results (1) S/ millions		Quarter		Change %		Up to		Change %
	4Q23	3Q24	4Q24	QoQ	YoY	Dec 23	Dec 24	Dec 24 / Dec 23
Net Interest Income	54.8	75.0	94.2	25.6%	71.9%	163.0	283.6	74.0%
Net Fee Income (2)	52.5	114.7	139.0	21.1%	164.8%	127.8	400.1	213.0%
Total Income	107.3	189.7	233.2	22.9%	117.3%	290.8	683.7	135.1%
Total Expenses	- 137.5	- 161.5	- 195.6	21.1%	42.2%	- 444.1	- 624.4	40.6%

(1)	Management figures.
(2)	Includes fee income recorded in BCP from the Payments and E-Commerce businesses.

In 4Q24, Yape generated total income of S/233.2 million (+22.9% QoQ and +117.3% YoY), which was monetized through its three lines of business. At year end, the Payments business accounted for the largest share of Yape’s total income (55%), followed by the Financial business, which represented 40% of income. E-Commerce, in turn, represented 5% of income.

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

Credicorp’s Strategy Update
Integrating Sustainability in Our Businesses
For more information on our sustainability strategy, program and initiatives, please see “Sustainability Strategy 2020-25”. Among the milestones reached in 2024 in the framework of the Sustainability Program, the following stand out:

Environmental Front – Driving environmental sustainability through efforts in the financial sector and ESG risk management
•	Portfolio Emissions:
o
Credicorp signed a commitment to become a signatory to the PCAF (Partnership for Carbon Accounting Financials), a global initiative to standardize measurement and disclosure of the greenhouse gas emissions (GEI) associated with loans and investments.

o
We completed our measurement of the emissions generated by prioritized segments in the wholesale loan portfolio at BCP and BCP Bolivia; prioritized portfolios at Prima AFP, Pacifico Seguros and Credicorp Capital; and the prioritized underwriting portfolio at Pacifico Seguros. The objective is to determine the indirect environmental impact generated by our activities.

•	Sustainable Finance:
o
As part of our objective to accompany clients in their quest to incorporate best socio-environmental practices, BCP disbursed +US$ 1500 in financing in 2024. Additionally, BCP structured its first Sustainability Linked Loan (SLL), which offers incentives in lending conditions if compliance with environmental and social KPIs is verified.

o
Mibanco Colombia announced the launch of a Sustainable Term Certificate of Deposit, which is a time deposit for institutional investors that seeks to generate a positive impact by earmarking captured funds for use in the Crédito Mujeres pa’ lante and Crédito Agropecuario progams. Funds are disbursed to clients that meet the criteria set forth in the Sustainable Financing Framework at Mibanco Colombia.

•
Reporting: At the end of the 1Q25, we will publish the second edition of Credicorp’s TCFD Report, which will provide information on results in 2024 and be aligned with the annual Sustainability Report.

Social Front – Expanding financial inclusion and educating people about finance and entrepreneurship
Financial Inclusion:
As part of our commitment to serve Credicorp’s purpose and ensure the sustainability of our businesses, in 2024 we continued to focus our efforts on strengthening financial inclusion. In 4Q24, we achieved the following results:
•	BCP and Yape have financially included 5.7 MM people, which represents growth of 1.8 MM people versus the figure in 2023.
•
Mibanco Perú banked 58 thousand people this year, 62% of which were women. More than 51 thousand clients have received Crediagua loans, whose purpose is to improve the quality of life of recipients by financing sanitary initiatives.

•	Pacífico Seguros placed 3.6 MM in inclusive insurance policies, an increase of 420 thousand over last year’s loan amount. This is part of our commitment to protect more people.

Financial education (FE):
We believe that financial education is a key enabler in our efforts to ensure our clients’ financial inclusion and financial health. Improvements in financial behaviors generate positive impacts on the business’s indicators. In 2024, BCP helped +345 thousand clients change their behavior (exiting situation of overindebtedness, late payments or overdraw on credit cards, among others) and improve poor credit histories. The Protege365 initiative of Pacífico, whose objective is to strengthen risk management at companies through education, had trained and certified more than 39 thousand employees at more than 8 thousand business clients by the end of 4Q24.

15

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

Credicorp’s Strategy Update
To see progress for other initiatives on the social front, please see the table below:

Progress on initiatives	Company	2022	2023	2024
Financial Inclusion
Financially included through BCP and Yape – cumulative since 2020 (1)	BCP	2.5 million	3.8 million	5.7 million
Stock of inclusive insurance policies	Pacífico Seguros	2.6 million	3.2 million	3.6 million
Financial Education
Trained through online courses via ABC at BCP (“ABC del BCP”) – YTD	BCP	310 thousand	614 thousand	521 thousand
Consumer Clients who changed at least one financial behavior towards a healthier or greater banking use – YTD	BCP	136 thousand	214 thousand	345 thousand
Young people trained through the ABC of the Pension Culture (“ABC de la Cultura Previsional”) – YTD	Prima AFP	61 thousand	138 thousand	423 thousand
Clients trained in FE through Mibanco “Progress Academy” programs (“Academia del Progreso”) – YTD(2)	Mibanco Perú	251 thousand	413 thousand	405 thousand
Client company employees trained and certified through “Protege 365” – YTD	Pacífico Seguros	36 thousand	33 thousand	52 thousand
Opportunities and Products for Women
Number of clients with “Credito Mujer” disbursements	Mibanco Perú	31 thousand	51 thousand	39 thousand
Percentage of women banked on the asset side (loans)	Mibanco Perú	56%	56%	62%
Helping small businesses grow
Trained via Accompanying Entrepreneurs (“Contigo Emprendedor”) – YTD	BCP	111 thousand	121 thousand	68 thousand
SME-Pymes financially included through loans (working capital and invoice discounting) – YTD	BCP	49 thousand	33 thousand	39 thousand (3)
Microbusiness affiliated to Yape – YTD	BCP	NA	78 thousand	104 thousand

(1)
Stock of financially included clients through BCP since 2020: (i) New clients with savings accounts or affiliated to Yape. (ii) New clients without debt in the financial system or BCP products in the last twelve months. (iii) Clients with 3 monthly average transactions in the last three months. The figure for 4Q23 has been revised.

(2)
Covers virtual or in-person trainings about risk management for businesses, entrepreneurship, and finance through our different educational strategies, such as the Basic Program for Digital Guidance, Powerful Women and MiConsultor.

(3)	Up to November.

16

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

01	Loan Portfolio

This quarter, total loans in average daily balances (ADB) increased 0.7% (+0.3% FX Neutral). Notably, this quarter marked a turning point, particularly in the retail segment at BCP, which rode favorable macroeconomic tailwinds to rebound. QoQ, this evolution was driven primarily by i) growth in short-term loans in Corporate Banking, ii) an increase in loan disbursements through Government Programs and negotiable invoices in SME-Business, and iii) a rebound in disbursements through Mortgage. This growth was partially offset by a decline in balances in Middle Market Banking and Mibanco.

YoY, total loans in average daily balances dropped 0.5% (-0.5% FX Neutral). This evolution was mainly attributable to i) stricter lending policies at Mibanco, ii) growth in short-term loan amortizations in Middle Market banking and iii) a decrease in disbursements of long-term loans in SME-Pyme. The interannual decline was partially offset by growth in Corporate Banking, Mortgage and SME-Business, which was driven by the same factors outlined in the QoQ analysis. On a Full-Year basis, loans in ADB dropped 1.1%, driven primarily by Mibanco and Middle Market Banking. If we exclude the impact of Government Program loans, loans in average daily balances rose 0.2%.

1.1. Loans
Total Loans (in Average Daily Balances) (1)(2)

Total Loans		As of		Year		Volume change			% change			% Part. in total loans
S/ millions	Dec 23	Sep 24	Dec 24	2023	2024	QoQ	YoY	Year	QoQ	YoY	Year	Dec 23	Sep 24	Dec 24	2023	2024
BCP Stand-alone	116,011	115,569	116,631	116,585	115,758	1,062	621	-827	0.9%	0.5%	-0.7%	81.4%	82.0%	82.2%	81.5%	81.8%
Wholesale Banking	52,476	52,257	52,672	53,339	52,338	416	197	-1,001	0.8%	0.4%	-1.9%	36.8%	37.1%	37.1%	37.3%	37.0%
Corporate	30,559	31,108	31,968	31,626	31,158	859	1,408	-468	2.8%	4.6%	-1.5%	21.4%	22.1%	22.5%	22.1%	22.0%
Middle - Market	21,916	21,148	20,705	21,713	21,180	-443	-1,212	-533	-2.1%	-5.5%	-2.5%	15.4%	15.0%	14.6%	15.2%	15.0%
Retail Banking	63,535	63,312	63,959	63,246	63,420	647	424	174	1.0%	0.7%	0.3%	44.6%	44.9%	45.1%	44.2%	44.8%
SME - Business	7,168	7,356	7,629	7,441	7,245	272	461	-196	3.7%	6.4%	-2.6%	5.0%	5.2%	5.4%	5.2%	5.1%
SME - Pyme	16,751	16,184	16,251	16,698	16,311	66	-500	-388	0.4%	-3.0%	-2.3%	11.7%	11.5%	11.5%	11.7%	11.5%
Mortgage	21,061	21,606	21,868	20,626	21,535	262	807	910	1.2%	3.8%	4.4%	14.8%	15.3%	15.4%	14.4%	15.2%
Consumer	12,604	12,319	12,358	12,753	12,410	39	-246	-344	0.3%	-2.0%	-2.7%	8.8%	8.7%	8.7%	8.9%	8.8%
Credit Card	5,951	5,847	5,853	5,728	5,920	6	-98	192	0.1%	-1.6%	3.4%	4.2%	4.1%	4.1%	4.0%	4.2%
Mibanco	13,665	12,199	12,057	14,029	12,579	-142	-1,608	-1,450	-1.2%	-11.8%	-10.3%	9.6%	8.7%	8.5%	9.8%	8.9%
Mibanco Colombia	1,667	1,721	1,715	1,454	1,728	-6	48	274	-0.4%	2.9%	18.8%	1.2%	1.2%	1.2%	1.0%	1.2%
Bolivia	9,186	9,555	9,628	8,982	9,547	73	442	565	0.8%	4.8%	6.3%	6.4%	6.8%	6.8%	6.3%	6.7%
ASB	2,036	1,867	1,807	2,080	1,893	-60	-229	-187	-3.2%	-11.3%	-9.0%	1.4%	1.3%	1.3%	1.5%	1.3%
BAP's total loans	142,565	140,910	141,838	143,130	141,505	928	-727	-1,625	0.7%	-0.5%	-1.1%	100.0%	100.0%	100.0%	100.0%	100.0%

QoQ, total loans in average daily balances rose 0.7% (+0.3% FX Neutral). Growth was driven mainly by:
~~•~~	Corporate Banking, due to an increase in disbursements of short-term loans, mainly in the mining and energy sectors.
~~•~~	SME-Business, due to growth in loan disbursements through Government Programs (Impulso MyPerú) and negotiable invoices.
~~•~~	Mortgage, due to a rebound in disbursements this quarter, which was driven by economic reactivation and an uptick in the demand for loans.
The aforementioned was partially offset by a drop in loans in:
~~•~~	Middle Market Banking, due primarily to growth in short-term loan amortizations.
~~•~~	Mibanco, given that growth in small-ticket, higher- yield loans was insufficient to offset the decline in higher-ticket loans. It is important to note that this quarter marked a turning point, where the industry began to recover, and disbursements started to grow.
YoY, total loans in average daily balances fell 0.5% (-0.5% FX Neutral). This reduction was mainly attributable to:
~~•~~	Mibanco, after stricter lending policies went into effect since the end of 2Q24, as the industry continues to adopt a prudent approach to origination.
~~•~~	Middle Market Banking, due to the same dynamics as those seen QoQ.
~~•~~	SME-Pyme, due to a drop in long-term loan disbursements.
The aforementioned was partially offset by loan growth via:
~~•~~	Corporate Banking, Mortgage and SME-Business due to the same dynamics reported in the QoQ analysis.

17

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

FY, total loans in average daily balances dropped 1.1%. This decline was mainly attributable to Mibanco and Middle Market Banking, and was driven by the same dynamics in play YoY. If we exclude amortizations of Government Program loans, loans in average daily balances rose 0.2%.

Evolution of Loan Dollarization (in Average Daily Balances) (1)(2)

Total Loans	Local Currency (LC) - S/ millions			% change		Foreign Currency (FC) - US$ millions			% change		% part. by currency
	Total						Total				Dec 24
S/ millions	Dec 23	Sep 24	Dec 24	QoQ	YoY	Dec 23	Sep 24	Dec 24	QoQ	YoY	LC	FC
BCP Stand-alone	79,425	78,619	79,735	1.4%	0.4%	9,728	9,924	9,818	-1.1%	0.9%	68.4%	31.6%
Wholesale Banking	23,454	22,748	23,500	3.3%	0.2%	7,717	7,925	7,763	-2.0%	0.6%	44.6%	55.4%
Corporate	14,017	13,916	14,540	4.5%	3.7%	4,398	4,618	4,638	0.4%	5.4%	45.5%	54.5%
Middle-Market	9,436	8,833	8,960	1.4%	-5.0%	3,318	3,308	3,125	-5.5%	-5.8%	43.3%	56.7%
Retail Banking	55,972	55,870	56,235	0.7%	0.5%	2,011	1,999	2,055	2.8%	2.2%	87.9%	12.1%
SME - Business	4,242	4,581	4,721	3.1%	11.3%	778	745	774	3.8%	-0.5%	61.9%	38.1%
SME - Pyme	16,589	16,023	16,095	0.4%	-3.0%	43	43	42	-4.2%	-3.8%	99.0%	1.0%
Mortgage	19,095	19,690	19,953	1.3%	4.5%	523	515	510	-0.9%	-2.5%	91.2%	8.8%
Consumer	11,075	10,742	10,679	-0.6%	-3.6%	407	423	447	5.5%	9.9%	86.4%	13.6%
Credit Card	4,971	4,834	4,788	-1.0%	-3.7%	260	272	283	4.2%	8.8%	81.8%	18.2%
Mibanco	13,181	12,186	12,045	-1.2%	-8.6%	129	4	3	-8.1%	-97.5%	99.9%	0.1%
Mibanco Colombia	-	-	-	-	-	443	462	456	-1.3%	2.9%	-	100.0%
Bolivia	-	-	-	-	-	2,443	2,566	2,562	-0.2%	4.9%	-	100.0%
ASB Bank Corp.	-	-	-	-	-	541	501	481	-4.1%	-11.2%	-	100.0%
Total loans	92,606	90,805	91,779	1.1%	-0.9%	13,284	13,457	13,321	-1.0%	0.3%	64.7%	35.3%

Measured in Average Daily Balances. (1) Includes Special accounts, and other banking. (2) Internal Management Figures. Largest contraction in volumes Highest growth in volumes

At the end of December 2024, the dollarization level of total loans fell 27 bps QoQ (35.3% in December 24). This evolution was primarily driven by growth LC loans, particularly in Wholesale Banking.

YoY, the dollarization level of total loans rose 25 bps due to a drop in total loans in LC (-0.9%), primarily via Mibanco and SME-Pyme, and to a lesser extent, through growth in total loans in FC (+0.3%).

18

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

01. Loan Portfolio
Evoluion of the Dollarization Level of Total Loans (in Average Daily Balances)

(1)	The FC share of Credicorp’s loan portfolio is calculated including BCP Bolivia and ASB Bank Corp., however the chart shows only the loan books of BCP Stand-alone and Mibanco.
(2)	The year with the historic maximum level of dollarization for Wholesale Banking was 2012, for Mibanco was 2016, for Credit Card was in 2021 and for the rest of segments was 2009.
* For dollarization figures in the quarter-end period, please refer to “12. Annexes – 12.3 Loan Portfolio Quality.

Evolution of Loans in Quarter-End balances
Total loans increased 2.2% QoQ and 0.5% YoY in quarter-end balances, driven by the same factors that drove the evolution of average daily balances.

19

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

02	Deposits

Total deposits continued to grow this quarter, closing the year with a record high-balance. QoQ, growth was primarily driven by a 9.7% increase in Savings Deposits, which was mainly attributable to payments of statutory bonuses in December, and secondarily by a 6.4% increase in Time Deposits, which was driven by the recurrent capture of funds, mainly in wholesale clients.
YoY, the deposit balance grew fueled by low-cost deposits (+11.7%), and by Savings Deposits in particular, which rose 14.1% thanks to improvements in our transactional offering. These improvements have enabled us to attract inflows related to pension funds withdrawals.
At the end of 4Q24, 69.4% of total deposits were low-cost (Demand and Savings). Credicorp continued to lead the low-cost deposit market with a 40.9% share at the end of November 2024. This evolution represents an important competitive advantage to a context marked by an easing cycle in interest rates.

Deposits		As of		% change		Currency
S/000	Dec 23	Sep 24	Dec 24	QoQ	YoY	LC	FC
Demand deposits	48,229,323	53,149,144	52,590,952	-1.1%	9.0%	49.4%	50.6%
Saving deposits	52,375,813	54,474,960	59,757,825	9.7%	14.1%	61.3%	38.7%
Time deposits	42,484,664	42,514,849	45,217,785	6.4%	6.4%	46.4%	53.6%
Severance indemnity deposits	3,185,603	2,989,705	2,996,020	0.2%	-6.0%	74.4%	25.6%
Interest payable	1,429,591	1,306,793	1,279,484	-2.1%	-10.5%	20.5%	79.5%
Low-cost deposits (1)	100,605,136	107,624,104	112,348,777	4.4%	11.7%	55.7%	44.3%
Deposits and obligations	147,704,994	154,435,451	161,842,066	4.8%	9.6%	53.2%	46.8%

(1)	Includes Demand Deposits and Saving Deposits

QoQ, our Total Deposit balance rose 4.8% (+4.1% FX neutral), driven mainly by:

•
Growth of 9.7% (+9.1% FX neutral) in the Savings Deposit balance, which was primarily fueled by LC deposits and to a lesser extent by FC deposits, both at BCP Stand-alone and associated with liquidity from statutory bonuses and campaigns to capture more deposits.

•
An increase of 6.4% (+5.5% FX neutral) in the Time Deposit balance, which was mainly driven by an uptick in LC volumes due to recurrent captures of wholesale funds and migration from Low Cost Deposits as clients looked to leverage, still relatively high rates.

YoY, our Total Deposit volume rose 9.6% (+8.8% FX neutral), fueled mainly by:

•
A 14.1% (+13.5% FX neutral) increase in Savings Deposits, driven primarily by growth in LC deposits at BCP Stand-alone, primarily attributable to improvements in our transactional offerings, which has enabled us to attract inflows related to pension funds withdrawals and secondarily by the same dynamics seen QoQ.

•
A 9.0% (+8.2% FX neutral) rise in the Demand Deposits balance, which was driven by growth in the LC balance at BCP Stand- alone. This expansion was primarily attributable to growth in the balances of the individuals and small business banking segments, which was driven by the enhancements in our transactional offering and by disbursements of government program loans, respectively.

•
Growth of 6.4% (+5.6% FX neutral) in the Time Deposits balance, which was driven primarily by BCP Stand-alone. This expansion was mainly attributable to an uptick in the LC balance, which was fueled by corporate clients via the same dynamics seen QoQ, and secondarily, by an increase in the FC balance via recurrent captures of deposits.

Noteworthy, low-cost deposits grew over the year to represent 69.4% of total deposits (+125 bps YoY) by year-end. This advance reflects improvements in deposit mix management as we strengthen the financial margin in a context marked by an easing cycle in interest rates.

20

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

02. Deposits
Dollarization Level of Deposits
At the end of December 2024, the dollarization level of Total Deposits dropped 135 bps QoQ to stand at 46.7%, which is below the average reported for the last 2 years (49.6%). This result was driven mainly by growth in Savings Deposits fueled by liquidity from payments of statutory bonuses, and impacted by capturing campaigns. Time Deposits also drove growth in the LC balance, which reflect migration of wholesale funds from Demand to Time deposits.

YoY, the dollarization level dropped 237 bps due to growth in the LC balances for Low-cost Deposits, which were bolstered by inflows from pension fund withdrawals and the dynamics seen in the QoQ. Time deposits also increased the LC balance due to the dynamics seen in the QoQ and recurrent captures of deposits.

Deposits by Currency and Type
(measured at quarter-end balance)

Loan / Deposit Ratio (L/D ratio)
QoQ, the L/D ratio dropped 198 bps at BCP and 156 bps at Mibanco. Both reductions reflect the impact of growth in the balance of LC deposits due to statutory bonus payments. This dynamic was offset by loan growth at the end of the period. At BCP, loan growth was driven primarily by the wholesale segment, while at Mibanco, expansion was fueled by growth in small-ticket loans.
YoY, the L/D ratio fell 940 bps and 2204 bps at BCP and Mibanco respectively. At BCP, the decline was attributable to growth in low-cost deposits, which benefitted from inflows from pension fund withdrawals, and was partiallyoffset by loan growth in the wholesale segment. At Mibanco, the reduction was driven by growth in low-cost deposits and a contraction in loans, which were impacted by moves to tighten credit guidelines.

In this context, the L/D ratio at Credicorp declined to 90.2%.
L/D Ratio Local Currency

 L/D Ratio Foreign Currency

21

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

02. Deposits
Market Share (MS) of Deposits in the Peruvian Financial System

At the end of November 2024, the MS for Total Deposits at BCP and Mibanco in Peru was 32.0% and 2.6% (-6 bps and -3 bps vs December 2023, respectively). With this result, BCP continues to lead the market for total deposits.

BCP reported interannual growth in its low-cost deposit balance (+7.9%), which fell below the figure reported by the financial system (+10.4%). Nonetheless, BCP continued to lead the market for low-cost deposits with a MS of 40.9% to November 2024 (-75 bps versus December 2023). Growth in BCP’s balance for Time Deposits stood at +15.9% (versus December 2023), outperforming the system’s result of +9.0% for the same period. In this context, BCP’s MS for Time Deposits rose +114 bps (versus December 2023) to stand at 19.0% at the end of November 2024.

Credicorp’s share (BCP + Mibanco) of the low-cost deposit market dropped 75 bps YoY to stand at 40.9% at the end of November 2024. Credicorp’s share of the market for time deposits, in turn, increased 80 bps with regard to 2023, situating at 24.5% at the end of November 2024.

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|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

03	Interest-earning Assets (IEA) and Funding

QoQ, IEA increased 2.7%. This growth was driven by an increase in wholesale loans and by a higher balance of Cash and due from banks. Funding rose 3.9%, fueled mainly by growth in Deposits. This uptick was concentrated in low-cost deposits, underscoring the strength of BCP’s transactional offering. Growth in funding through deposits was partially offset by a drop in Due to banks and correspondents, which registered expirations over the period.
YoY, IEA advanced (+7.2%), fueled primarily by growth in the balance for Cash and due from banks and secondarily by an uptick in the balance for Investments, which rose on the back of higher sovereign bond holdings. Lastly, funding rose 7.7%, driven mainly by growth in Deposits and to a lesser extent by an increase in the balance of Bonds and notes issued.

3.1.	IEA

Interest Earning Assets		As of		% change
S/000	Dec 23	Sep 24	Dec 24	QoQ	YoY
Cash and due from banks	25,978,577	37,007,966	40,119,937	8.4%	54.4%
Total investments	52,215,528	53,328,873	53,825,858	0.9%	3.1%
Cash collateral, reverse repurchase agreements and securities borrowing	1,410,647	1,419,305	1,033,177	-27.2%	-26.8%
Total loans	144,976,051	142,568,785	145,732,273	2.2%	0.5%
Total interest earning assets	224,580,803	234,324,929	240,711,245	2.7%	7.2%

QoQ, IEA rose 2.7%, driven primarily by growth in Loans and Cash and due from banks (both registering similar upticks). Loans increased 2.2%, fueled mainly by commercial loans to corporate clients. The balance for Cash and due from banks rose on the back of high liquidity, where surpluses were capitalized in short-term deposits.

YoY, IEA increased 7.2%, fueled primarily by growth in the balance for Cash and due from banks. In a context market by less lending activity and high market liquidity, particularly due to pension fund withdrawals from AFPs, the balance of Cash and due from banks rose significantly over the year. Total investments also contributed to growth in IEA, although to a lesser extent, via the strategy implemented this year to extend the duration of the portfolio by increasing sovereign bond holdings.

3.2.	Funding

Funding		As of		% change
S/000	Dec 23	Sep 24	Dec 24	QoQ	YoY
Deposits and obligations	147,704,994	154,435,451	161,842,066	4.8%	9.6%
Due to banks and correspondents	12,278,681	12,704,234	10,754,385	-15.3%	-12.4%
BCRP instruments	7,461,674	4,788,939	6,646,830	38.8%	-10.9%
Repurchase agreements with clients and third parties	2,706,753	2,594,165	2,413,880	-6.9%	-10.8%
Bonds and notes issued	14,594,785	16,952,011	17,268,443	1.9%	18.3%
Total funding	184,746,887	191,474,800	198,925,604	3.9%	7.7%

QoQ, funding rose 3.9% driven by growth in deposits, particularly low-cost deposits. The uptick in funding was also attributable, albeit to a lesser extent, to an increase in the balance of BCRP instruments, which reflected an uptick in the supply of repos auctioned by the entity. In this context, BCP increased its balance of repos, which are an efficient source of funding. The balance of Due to Banks and correspondents dropped this quarter due to expirations and lower funding requirements in US Dollars.

YoY, funding rose 7.7%, fueled primarily by growth in deposits. This growth, like that registered QoQ, was concentrated in low-cost deposits, which received inflows from AFP pension fund withdrawals throughout the year. The increase in funding was also driven, albeit to a lesser extent, by issuances of Bonds and notes through a structural funding management strategy. These dynamics were partially offset by a drop in the balance for Due to banks and obligations, which was fueled by the same dynamics as those seen QoQ.
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|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

04	Net Interest Income (NII)

In 4Q24, Net Interest Income (NII) rose 1.1% QoQ, driven by a drop in Interest and similar expenses. These reductions were fueled by a decrease in interest on deposits, in a juncture marked by lower market rates and an uptick in low-cost deposits’ share of the mix. Interest and similar income increased, spurred mainly by growth in interest on deposits with banks.

YoY, NII grew 8.4% on the back of growth in Interest and similar income, which rose primarily due to an increase in interest on deposits with banks and secondarily to an increase in interest on loans, which reflects advances in pricing management in key sectors at BCP. Interest and similar expenses also contributed to NII’s expansion, via the same drivers mentioned in the QoQ analysis.
NIM dropped 9 bps QoQ to stand at 6.34%. Notwithstanding, full-year growth reported a 29-bps increase in 2024, bolstered by a shift in the composition of the loan portfolio towards retail loans. Lastly, risk-adjusted NIM rose 15 bps QoQ and 39 bps for the full-year in 2024. FY24 risk-adjusted NIM stood at 4.8% which represents a record high[1] on the back of improvements in the risk profile of the loan portfolio.

Net interest income		Quarter		% change		Up to		% Change
S/000	4Q23	3Q24	4Q24	QoQ	YoY	Dec 23	Dec 24	Dec 24 / Dec 23
Interest Income	4,870,042	4,995,971	5,012,121	0.3%	2.9%	18,798,495	19,869,256	5.7%
Interest Expense	(1,522,358)	(1,405,221)	(1,382,327)	-1.6%	-9.2%	(5,860,523)	(5,754,125)	-1.8%
Interest Expense (excluding Net Insurance Financial Expenses)	(1,402,925)	(1,276,643)	(1,250,239)	-2.1%	-10.9%	(5,393,709)	(5,246,769)	-2.7%
Net Insurance Financial Expenses	(119,433)	(128,578)	(132,088)	2.7%	10.6%	(466,814)	(507,356)	8.7%
Net Interest Income	3,347,684	3,590,750	3,629,794	1.1%	8.4%	12,937,972	14,115,131	9.1%

Balances
Average Interest Earning Assets (IEA)	223,624,217	231,316,507	237,518,087	2.7%	6.2%	223,318,737	232,646,024	4.2%
Average Funding	185,182,243	190,855,164	195,200,202	2.3%	5.4%	185,339,502	191,836,246	3.5%

Yields
Yield on IEAs	8.71%	8.64%	8.44%	-20 bps	-27 bps	8.42%	8.54%	12 bps
Cost of Funds(1)	3.03%	2.68%	2.56%	-12 bps	-47 bps	2.91%	2.74%	-17 bps
Net Interest Margin (NIM)(1)	6.20%	6.43%	6.34%	-9 bps	14 bps	6.00%	6.29%	29 bps
Risk-Adjusted Net Interest Margin(1)	4.10%	4.93%	5.08%	15 bps	98 bps	4.38%	4.77%	39 bps
Peru's Reference Rate	6.75%	5.25%	5.00%	-25 bps	-175 bps	6.75%	5.00%	-175 bps
FED funds rate	5.50%	5.00%	4.50%	-50 bps	-100 bps	5.50%	4.50%	-100 bps
(1) For further detail on the new NIM calculation due to IFRS17, please refer to Annex 12.7

QoQ, Net Interest Income (INI) rose 1.1% due to a drop in Interest and similar expenses, which was spurred by: i) renewals of liabilities at lower rates after the Fed and BCRP instituted rate cuts, and ii) growth in low-cost deposits, which led to a funding composition with lower rates. Net interest income also rose, albeit to a lesser extent, due to growth in the volume of available funds.
YoY, NII increased 8.4%. This evolution was mainly attributable to growth in Interest and similar income and secondarily by a reduction in Interest and similar expenses. Interest and similar income were boosted primarily by growth in Interest on deposits with banks, which registered a marked increase in volumes in a context of high liquidity. Interest on loans was a secondary contributor to growth in income, buoyed by fine-tuning of pricing management and a consequent increase in rates on working capital loans in the SME-Pyme segment. Interest and similar expenses dropped over the year, driven, as was the case QoQ, by a drop in market rates and a funding composition that included a higher proportion of low-cost deposits.
For the full year (FY), NII rose 9.1% in 4Q24, bolstered by growth in Interest and similar income, which was in turn driven by reconfiguring of the loan portfolio to favor a higher proportion of retail loans. A secondary driver was the increase in interest on securities, which were impacted by the strategy to extend the portfolio’s duration by increasing bond holdings. To a lesser extent, a decrease in Interest and similar expenses, which was driven by the same factors seen YoY, contributed to NII growth.
Net Interest Margin
NIM fell 9 bps QoQ to stand at 6.34%. This evolution was due primarily to a lower yield on IEAs, which dropped due to: i) more significant growth in balances in Cash and equivalents, and low growth in Loans, which led to a less profitable mix; and ii) reference rate cuts at the Fed and BCRP, which led to a downward repricing in rates. Although the funding cost continued to follow a downward

1	Since the implementation of IFRS 9 in 2018.

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|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

04. Net Interest Income (NII)
trend, the pace slowed alongside an increase in low-cost deposits’ share of the funding mix. Risk-adjusted NIM increased 15 bps due to improvements in client payment performance, which led provisions and the cost of risk to drop.
NIM rose 29 bps for the FY. This evolution was primarily attributable to a reduction in the cost of funding and secondarily to a resilient yield on IEAs, which was bolstered by growth in retail loans’ share of total loans. Risk-adjusted NIM increased 39 bps FY, to stand at 4.8%, which represents a record high on the back of improvements in the risk profile of the loan portfolio.

Net Margin Dynamics by Currency

Interest Income / IEA		4Q23			3Q24			4Q24			Dec 23			Dec 24
S/ millions	Average			Average			Average			Average			Average
	Balance	Income	Yields	Balance	Income	Yields	Balance	Income	Yields	Balance	Income	Yields	Balance	Income	Yields
Cash and equivalents	25,443	279	4.4%	32,083	365	4.6%	38,564	386	4.0%	26,438	1,133	4.3%	33,050	1,406	4.3%
Other IEA	1,462	28	7.7%	1,598	26	6.5%	1,227	18	5.9%	1,257	85	6.8%	1,222	100	8.2%
Investments	51,666	656	5.1%	52,877	681	5.2%	53,578	667	5.0%	48,823	2,536	5.2%	53,021	2,710	5.1%
Loans	145,053	3,908	10.8%	144,757	3,924	10.8%	144,150	3,940	10.9%	146,801	15,045	10.2%	145,354	15,655	10.8%
Total IEA	223,624	4,871	8.7%	231,315	4,996	8.6%	237,519	5,011	8.4%	223,319	18,799	8.4%	232,647	19,871	8.5%
IEA (LC)	57.6%	70.5%	10.7%	55.7%	68.8%	10.7%	54.7%	68.8%	10.6%	57.4%	71.1%	10.4%	56.2%	69.2%	10.5%
IEA (FC)	42.4%	29.5%	6.1%	44.3%	31.2%	6.1%	45.3%	31.2%	5.8%	42.6%	28.9%	5.7%	43.8%	30.8%	6.0%

Interest Expense / Funding		4Q23			3Q24			4Q24			Dec 23			Dec 24
S/ millions	Average			Average			Average			Average			Average
	Balance	Expense	Yields	Balance	Expense	Yields	Balance	Expense	Yields	Balance	Expense	Yields	Balance	Expense	Yields
Deposits	148,088	827	2.2%	153,203	678	1.8%	158,139	655	1.7%	147,363	3,142	2.1%	154,773	2,850	1.8%
BCRP + Due to Banks	19,925	297	6.0%	17,828	262	5.9%	17,447	287	6.6%	19,987	1,159	5.8%	18,571	1,081	5.8%
Bonds and Notes	14,755	153	4.1%	17,453	201	4.6%	17,110	201	4.7%	15,801	634	4.0%	15,931	800	5.0%
Others	2,415	245	40.6%	2,371	264	44.5%	2,504	239	38.2%	2,188	926	42.3%	2,561	1,023	39.9%
Total Funding	185,183	1,522	3.3%	190,855	1,405	2.9%	195,200	1,382	2.8%	185,339	5,861	3.2%	191,836	5,754	3.0%
Funding (LC)	50.2%	55.9%	3.7%	49.3%	48.5%	2.9%	49.6%	49.8%	2.8%	50.1%	58.1%	3.7%	50.1%	50.5%	3.0%
Funding (FC)	49.8%	44.1%	2.9%	50.7%	51.5%	3.0%	50.4%	50.2%	2.8%	49.9%	41.9%	2.7%	49.9%	49.5%	3.0%

NIM	223,624	3,349	6.0%	231,315	3,591	6.2%	237,519	3,629	6.1%	223,319	12,938	5.8%	232,647	14,117	6.1%
NIM (LC)	57.6%	77.2%	8.0%	55.7%	76.8%	8.6%	54.7%	76.1%	8.5%	57.4%	77.0%	7.8%	56.2%	76.9%	8.3%
NIM (FC)	42.4%	22.8%	3.2%	44.3%	23.2%	3.3%	45.3%	23.9%	3.2%	42.6%	23.0%	3.1%	43.8%	23.1%	3.2%
(1)	Unlike the NIM figure calculated according to the formula in Appendix 12.7, the NIM presented in this table includes “Financial Expense associated with the insurance and reinsurance activity, net”.

QoQ Analysis
QoQ, Net Interest Income (NII) rose 1.1%, driven mainly by higher NII in FC, while NII in LC increased only marginally. IEAs in LC represent 54.7% of total IEAs and account for 68.8% of interest income generated in 4Q24.

Local Currency Dynamics (LC)
NII in LC rose 0.1%. This evolution was fueled by growth in interest income, which rose primarily through an uptick in disbursements for Small Businesses at BCP via SME-Pyme working capital loans, which registered increasing interest rates. Growth in income was partially offset by higher interest expenses, which were impacted by an increase in funding with BCRP and banks, mainly through the repo balance with BCRP.
Foreign Currency Dynamics (FC)

NII in FC increased 4.3% QoQ, driven by the following dynamics:

Interest expenses fell 4.0% QoQ. This evolution was fueled by a decrease in market rates (which reflects rates cuts from the Fed) which led to a downward repricing, particularly for time deposits and BCRP + due to banks. In this scenario, the funding cost in FC dropped from 3.0% to stand at 2.8% QoQ. Income was a minor contributor to growth in NII given that the increase in interest on available funds, which was attributable to a positive volume effect, was offset by a drop in interest on loans.
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|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

04. Net Interest Income (NII)
YoY Analysis
YoY, NII rose 8.4%, driven by NII in both LC and FC:
Local Currency Dynamics (LC)
NII in LC rose 6.8% YoY due to the following dynamics:
Interest expenses dropped 19.2%, driven mainly by deposits. The average deposit balance rose, but associated interest expenses dropped, which reflected: i) downward repricing of rates, which were impacted by reference rate cuts at BCRP, and ii) growth in low- cost deposits’ share of total deposits. In this context, the cost of funding in LC dropped 82 bps YoY.
Interest income remained relatively stable (+0.4% YoY), given that growth in the loan volume was concentrated in wholesale segments, which yield lower interest rates. In this context, the yield on IEAs dropped 6 bps to 10.6%.

Foreign Currency Dynamics (FC)
NII in FC rose 13.7% YoY due to the following dynamics:

Average IEA in FC rose 13.4% YoY, driven by growth in the volume of available funds, which was capitalized mainly through overnight deposits in BCRP. The positive volume effect led interest income to rise 8.9%. Nevertheless, less profitable assets predominated in the IEA mix, which led the yield on IEAs to drop 24 bps and stand at 5.8%.

Funding, in turn, increased 6.6% YoY, driven mainly by debt issuances at BCP this year and secondarily by growth in the deposit balance. Interest expenses rose 3.4%, fueled primarily by an issuance effect. Notwithstanding, the downward trend in the Fed’s reference rate offset this effect, as interest expenses fell alongside lower rates on deposits. The combination of the aforementioned dynamics led the funding cost to drop 9 bps.

FY Analysis
At the end of 2024, NII rose 9.1%, driven by NII in both LC and FC.
Local Currency Dynamics (FC)
NII in LC increased 9.0% due to the following dynamics:
Interest expenses dropped 14.7% over the course of 2024, driven by the same dynamics mentioned in the YoY analysis and by a decrease in interest on deposits, which fell from 3.7% to 3.0%. Interest income reported a marginal contribution to growth in NII in LC, which was fueled by the factors in play YoY and by growth in interest on Investments due to our strategy to extend the portfolio’s duration through sovereign bond holdings.
Foreign Currency Dynamics (FC)
NII in FC increased 9.6% due to the following dynamics:
NII in FC rose 12.5% in 2024. This evolution was primarily attributable to growth in Interest on loans, driven mainly by pricing improvements and reflected in the rise in the implicit interest rate. A positive volume effect, fueled by growth in the wholesale loan balance, was the second most important contributor to the FY increase in NII. The third player in NII’s evolution in terms of impact was the uptick in interest on Cash and equivalents, where volumes rose, albeit to a lesser extent than loans.
Interest expenses, which played only a minor role in FY growth in NII, fell in 2024 due to a decrease in Interest on deposits. This decline was driven by the same factors indicated in the YoY analysis.
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|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

05	Portfolio Quality and Provisions

This quarter, NPLs continued to drop after reaching a turning point in 3Q24, particularly in the segments most impacted by the recent credit cycle: the Individuals and the SME-Pyme portfolio at BCP Stand-alone, and the loan portfolio at Mibanco. This is the result of successful risk management measures at BCP and Mibanco. At BCP, portfolio quality metrics improved due to risk management measures such as adjusting credit guidelines in high-risk segments, shoring up credit processes and calibrating specific models to better predict losses; while at Mibanco, portfolio quality metrics improved due to the positive impact of stricter origination policies, improvements in debt collection management and the debt relief facilities rolled out as of 2Q24.

QoQ, the decline in the NPL portfolio at BCP was fueled primarily by a reduction in overdue loans in Small Businesses and debt cancellations in Wholesale. At Mibanco, the reduction in NPLs was attributable to a drop in overdue loans. As a result, the NPL ratio dropped 60 bps and 63 pbs QoQ and YoY, respectively, to stand at 5.3%. On the other hand, provisions fell this quarter, mainly on the back of BCP, which reported an improvement in payment performance in SME-Pyme and Mortgage, followed by the same dynamic at Mibanco. This evolution was partially offset by an increase in provisions for Consumer and Credit Cards, due to risk model calibrations. Despite higher provisions, the underlying risk improved for both segments. In this context, the cost of risk dropped 34 bps and 118 bps QoQ and YoY, respectively, to stand at 2.1%.

5.1 Portfolio Quality

Quality of Total Loans (in quarter-end balances)
Loan Portfolio quality and Delinquency ratios		As of		% change
S/000	Dec 23	Sep 24	Dec 24	QoQ	YoY
Total loans (Quarter-end balance)	144,976,051	142,568,785	145,732,273	2.2%	0.5%
Write-offs	879,401	923,946	896,714	-2.9%	2.0%
Internal overdue loans (IOLs)	6,126,487	6,026,341	5,423,212	-10.0%	-11.5%
Internal overdue loans over 90-days	4,673,564	4,851,591	4,383,795	-9.6%	-6.2%
Refinanced loans	2,406,058	2,333,814	2,239,445	-4.0%	-6.9%
Non-performing loans (NPLs)	8,532,545	8,360,155	7,662,657	-8.3%	-10.2%
IOL ratio	4.2%	4.2%	3.7%	-51 bps	-51 bps
IOL over 90-days ratio	3.2%	3.4%	3.0%	-39 bps	-19 bps
NPL ratio	5.9%	5.9%	5.3%	-60 bps	-63 bps

QoQ, NPLs dropped 8.3%, driven primarily by BCP Stand-alone and secondarily by Mibanco. Charge-offs, which remain at high levels, declined 2.9% mainly as newer and healthier vintages increased their weight within the loan portfolio at Mibanco.

At BCP Stand-alone, portfolio quality metrics have improved due to risk management measures such as adjusting credit guidelines in high-risk segments, shoring up credit processes and calibrating specific models to better predict losses. QoQ, the reduction in NPLs was mainly attributable to (i) SME-Pyme, where overdue loans dropped mainly via the lower-risk, mid-sized ticket segment (> s/ 150 thousand); (ii) Wholesale, on the back of debt cancellation by a refinanced client in the hotel and restaurant sector; (iii) SME- business, which reported a drop in overdue loans after improvements in debt collection management led to extraordinary recoveries; and (iv) Consumer and Credit Cards, due to a) an extraordinary charge-off, b) debt cancellations, given that the impact generated the liquidity surplus associated with pension fund withdrawals has yet to dissipate, and c) improvements in debt collection management. At Mibanco, the reduction in NPLs was driven by a drop in overdue loans, which was mainly attributable to stricter origination policies; improvements in debt collection management; and the debt relief facilities rolled out as of 2Q24.
YoY, NPLs decreased 10.2%, driven primarily by BCP Stand-alone and secondarily by Mibanco. The uptick in charge-offs (+2.0%) was driven mainly by SME-Pyme due to an extraordinary write-off in 4Q24.
At BCP Stand-alone YoY, the reduction in NPLs was driven by the following segments: (i) SME-Pyme, via an increase in honoring processes for Reactiva loans and due to the same dynamics seen QoQ; (ii) Wholesale, where the decrease was fueled mainly by the debt cancellation of a refinanced client in the real estate sector ; and (iii) SME-Business, which was impacted by the same drivers seen in the QoQ evolution. At Mibanco, the drop in NPLs was driven by the same dynamics seen QoQ.

27

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

05. Portfolio Quality and Provisions
NPL Ratio for Total Loans

Credicorp’s NPL Ratio dropped 60 bps QoQ to stand at 5.3%. This reduction was mainly driven by the same factors that impacted the evolution of the NPL portfolio QoQ and secondarily by loan growth.
If we analyze the QoQ evolution of the NPL portfolio by Subsidiary, we see:
• BCP Stand-alone, where the NPL Ratio fell 69 bps. In all segments, except for Consumer, the reduction in the NPL ratio was mainly attributable to a drop in NPL volumes. In Consumer, the decline in the ratio was fueled primarily by loan growth and secondarily by a reduction in NPL volumes.

•	Mibanco, where the NPL ratio fell 41 bps, mainly on the back of a reduction in NPL volumes.

NPL Ratio for Total Loans at BCP (1)

The NPL Ratio at Credicorp fell 63 bps YoY to stand at 5.3%. This reduction was primarily driven by the dynamics of the NPL portfolio YoY, and secondarily by slight growth in the loan portfolio.
If we analyze the YoY evolution of the NPL Ratio by Subsidiary, we see:
• BCP Stand-alone, where the NPL Ratio dropped 82 bps, driven by the same segments responsible for the QoQ evolution, barring Mortgage.

•	Mibanco, where the NPL Ratio rose 38 bps due to a contraction in the loan portfolio, which was partially offset by a decrease in NPL volumes.

5.2	Provisions and Cost of Risk of the Total Portfolio

Loan Portfolio Provisions		Quarter		% change		Up to		% change
S/000	4Q23	3Q24	4Q24	QoQ	YoY	Dec 23	Dec 24	Dec 24 / Dec 23
Gross provision for credit losses on loan portfolio	(1,260,163)	(981,870)	(857,694)	-12.6%	-31.9%	(3,957,143)	(3,943,301)	-0.3%
Recoveries of written-off loans	86,709	113,789	114,398	0.5%	31.9%	334,798	423,854	26.6%
Provision for credit losses on loan portfolio, net of recoveries	(1,173,454)	(868,081)	(743,296)	-14.4%	-36.7%	(3,622,345)	(3,519,447)	-2.8%
Cost of risk (1)	3.2%	2.4%	2.1%	-34 bps	-118 bps	2.5%	2.4%	-5 bps
(1)	Provisions for credit losses on loan portfolio, net of annualized recoveries / Average Total Loans. It includes provisions set aside for “El Niño” Phenomenon in 4Q23 and reversed in 1Q24.

QoQ, provisions dropped 14.4%, driven mainly by BCP Stand-alone and Mibanco. At BCP Stand-alone, the reduction in provisions was primarily fueled by an improvement in payment performance in SME-Pyme and Mortgage. In SME-Pyme, provisions fell primarily on the back of an improvement in payment performance, as lower-risk vintages increased their participation in the total loan portfolio, and secondarily due to calibrations in our risk models. In Mortgage, provisions dropped, which was mainly attributable to parameter updates in our risk models, and secondarily to a strengthening in payment capacity in Individuals. The aforementioned reductions were partially offset by an increase in provisions for Consumer and Credit Cards, which was attributable to risk models calibrations. Despite higher provisions, both segments reported improvements in payment performance due to: i) an increase in the share of lower-risk vintages within total loan portfolio, ii) a significant increase in debt relief facilities, and iii) a lag in the dissipation of the impact of the surplus liquidity generated by pension fund withdrawals in 3Q24. At Mibanco, the drop in provisions was driven by an improvement in payment performance, mainly due to stricter origination policies; an uptick in debt relief facilities; and better
28

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

05. Portfolio Quality and Provisions

debt collection management, where changes were first rolled out in 2Q24 and continue to reap benefits. In this context, the CofR at Credicorp dropped 34 bps QoQ to stand at 2.1%.
Cost of Risk by Subsidiary (1)
YoY, if we isolate the effect of provisions set aside for the “El Niño” Phenomenon in 4Q23, provisions dropped 19.2%, driven by BCP Stand- alone and Mibanco. At BCP Stand-alone, the decrease in provisions was led mainly by SME-Pyme and Consumer, which experienced an improvement in payment performance via the same dynamics seen QoQ and through a reduction in refinancing. This evolution was partially offset by Wholesale Banking, which reported an increase in deterioration, associated in large part with two corporate clients. At Mibanco, the reduction was primarily attributable to the same drivers seen QoQ. In this context, the CofR at Credicorp fell 48 bps YoY to stand at 2.1%.

On a Full-Year basis, if we isolate the effect of provisions set aside for the El Niño Phenomenon in 4Q23 and reversed in 1Q24, provisions rose12.0%, mainly at BCP Stand-alone. This growth was driven mainly by Credit Cards, which reported a deterioration in payment performance that accentuated in the first semester of 2024, and by Wholesale, which was impacted by a base effect generated by high reversal levels in 2023. In this context, the CofR at Credicorp rose 30 bps FY to stand at 2.6%.

QoQ Cost of Risk Evolution	YoY Underlying Cost of Risk Evolution*
(1) Others include BCP Bolivia, Mibanco Colombia, ASB and eliminations.	(*) It excludes provisions set aside for “El Niño” Phenomenon in 4Q23. (1) Others include BCP Bolivia, Mibanco Colombia, ASB and eliminations.

FY Underlying Cost of Risk Evolution*
(*) It excludes provisions set aside for “El Niño” Phenomenon in 4Q23 and reversed in 1Q24. (1) Others include BCP Bolivia, Mibanco Colombia, ASB and eliminations.
Coverage Ratio of NPLs (in Quarter-end balances)
Loan Portfolio Quality and Delinquency Ratios	As of			% change
S/000	Dec 23	Sep 24	Dec 24	QoQ	YoY
Total loans (Quarter-end balance)	144,976,051	142,568,785	145,732,273	2.2%	0.5%
Allowance for loan losses	8,277,916	8,250,023	7,994,977	-3.1%	-3.4%
Non-performing loans (NPLs)	8,532,545	8,360,155	7,662,657	-8.3%	-10.2%
Allowance for loan losses over Total loans	5.7%	5.8%	5.5%	-30 pbs	-22 pbs
Coverage ratio of NPLs	97.0%	98.7%	104.3%	566 pbs	732 pbs

29

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

05. Portfolio Quality and Provisions
Allowance for loan losses (in S/ millions)

QoQ, the allowance for loan losses dropped 3.1%, fueled primarily by the evolution of SME-Pyme and Mortgage at BCP Stand-alone.
YoY, the allowance for loan losses fell 3.4%, driven mainly by decreases in Small Businesses and Consumer at BCP Stand-alone, and secondarily by a reduction at Mibanco.

(1) Others include Mibanco Colombia, ASB and eliminations.

NPL Coverage Ratio

The total NPL Coverage Ratio at Credicorp reached 104.3% at the end of 4Q24. If we exclude the volume of NPLs in the Government Program portfolio (GP), the ratio stood at 107.4%.
QoQ
Credicorp’s NPL Total Coverage Ratio rose 566 bps, fueled by the evolution at BCP Stand-alone and Mibanco. Next, we will analyze this evolution by isolating the effect of NPLs from the Government Loan portfolio, which are covered by broad guarantees and are being satisfactorily honored.

QoQ, the NPL Coverage Ratio at BCP Stand-alone, excluding Government Programs, rose 622 bps to stand at 106.9%. This evolution was driven mainly by a decrease in NPL volumes in the Small Businesses and Wholesale portfolios. The NPL Coverage Ratio at Mibanco, excluding Government Programs, increased 128 bps to stand at 102.8%. This evolution was driven by a decrease in NPL volumes, as described in the QoQ dynamics.

YoY
The NPL Coverage Ratio at Credicorp increased 732 bps YoY, driven mainly by the evolution at BCP Stand-alone. Next, we will analyze this evolution by isolating the effect of NPL volumes associated with Government Programs.
YoY, the NPL Coverage Ratio at BCP Stand-alone, excluding Government Programs, rose 705 bps, driven primarily by a decrease in NPL volumes as described in the QoQ analysis. The NPL Coverage Ratio at Mibanco, excluding Government Programs, fell 413 bps YoY due to a reduction in the allowance for loan losses.
30

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

06. Other Income

06	Other Income

As explained in recent quarters, we exclude BCP Bolivia results to analyze the evolution of Other Income.
QoQ, growth of 0.6% in Other Core Income was driven by the Gain on FX transactions, mainly at BCP Stand-alone. This growth was offset by a drop in fee income from Credicorp Capital. Other Non-core Income decreased 7.9% due to (i) a deterioration in an investment in Pacifico’s portfolio, and (ii) a drop in the gain on securities at Credicorp Capital.
YoY, Other Core Income rose 17.1%, driven primarily by BCP Stand-alone via (i) growth in fee income due to an uptick in transactions via Yape and Debit/Credit Cards, and (ii) an increase in FX transactions, driven by higher wholesale client’s volumes and by improvements in pricing strategies. Other Non-core income fell 23.1%, due to the same factors seen QoQ.
FY, Other Core income rose 15.2%, driven by good results for fee income and FX transactions at BCP Stand-alone and, to a lesser extent, at Credicorp Capital. This evolution reflects growth in transactions as the economy picks up. Other Non-core income dropped 0.9% due to a drop in the gain on securities and losses from exchange differences.

6.1. Other Core Income
Other Core Income	Quarter			% Change		Up to		% Change
S/000	4Q23	3Q24	4Q24	QoQ	YoY	Dec 23	Dec 24	Dec 24 / Dec 23
Fee income	986,173	1,108,314	1,103,548	-0.4%	11.9%	3,804,459	4,423,193	16.3%
Net gain on foreign exchange transactions	218,047	172,998	223,913	29.4%	2.7%	886,126	781,076	-11.9%
Total other income Core	1,204,220	1,281,312	1,327,461	3.6%	10.2%	4,690,585	5,204,269	11.0%

It is important to note that Other Core Income continued to be affected by our operation in BCP Bolivia, which since 2023 has evolved and adapted its non-interest income structure for foreign transfers to offset the losses reported for FX transactions. The analysis below will exclude BCP Bolivia to focus on Other Core Income evolution:

•
QoQ, growth of 0.6% was driven by Net Gain on Foreign Exchange Transactions (+3.4%) at BCP Stand-alone via an uptick in the volume of transactions executed by corporate clients. The aforementioned was partially offset by a slight decline in Fee Income at Credicorp Capital.

•
YoY, expansion of 17.1% was driven by an increase in Fee Income at BCP Stand-alone and to the Net Gain on Foreign Exchange Transactions (+14.7%) at BCP Stand-alone, which was fueled by growth in transactions among wholesale and retail clients and by improvements in pricing strategies.

•
FY, the uptick of 15.2% was fueled by growth in Fee Income, mainly at BCP Stand-alone, and, to a lesser extent, at Credicorp Capital. The rise in the Net Gain on Foreign Exchange Transactions (+16.6%) at BCP Stand-alone was driven by the same factors QoQ and YoY.

Fee Income by Subsidiary

Net Fee Income by Subsidiary	Quarter			% Change		Up to		% Change
S/000	4Q23	3Q24	4Q24	QoQ	YoY	Dec 23	Dec 24	Dec 24 / Dec 23
BCP Stand-Alone	748,270	879,995	888,292	0.9%	18.7%	2,927,395	3,352,254	14.5%
BCP Bolivia	104,959	67,939	65,174	-4.1%	-37.9%	335,061	439,649	31.2%
Mibanco	24,402	18,412	24,108	30.9%	-1.2%	110,627	88,466	-20.0%
Mibanco Colombia	10,082	12,333	11,356	-3.7%	50.5%	42,550	45,982	8.1%
Pacífico	-2,577	-3,218	-3,115	-7.9%	-540.7%	-11,622	-12,020	3.4%
Prima	87,457	90,748	88,102	-7.4%	50.0%	350,846	372,480	6.2%
ASB	10,704	15,760	15,170	-3.2%	-129.1%	59,264	63,477	7.1%
Credicorp Capital	137,092	141,657	131,199	-2.9%	-35.7%	470,904	554,486	17.7%
Eliminations and Other (1)	-134,216	-115,312	-116,738	1.2%	-13.0%	-480,566	-481,581	0.2%
Total Net Fee Income	986,173	1,108,314	1,103,548	-0.4%	11.9%	3,804,459	4,423,193	16.3%
(1) Correspond mainly to the eliminations of bancassurance between Pacifico, BCP, and Mibanco.

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

06. Other Income
Excluding the results of BCP Bolivia, Fee income followed the following dynamics:
QoQ, Fee Income dropped 0.2%, fueled mainly by a decrease in the fee level at Credicorp Capital due to a drop in the brokerage business. This was slightly offset by higher Fee income at BCP Stand-alone, which we will discuss in the following chapter, and by growth at Mibanco, which was associated with an increase in fees from credit life insurance, which was aligned with growth in disbursements.
YoY, growth of 17.8% was driven mainly by BCP Stand-alone; the dynamics of this increase will be discussed in the next chapter.
FY, the increase of 14.8% was attributable to BCP Stand-alone and, to a lesser extent, to Credicorp Capital, which experienced an uptick in AUMs in its Wealth Management and Asset Management businesses and an increase in corporate transactions.
Fee Income at BCP Stand-alone
Composition of fee income at BCP Stand-alone (*)
BCP Stand-alone Fees	Quarterly			% Change		Up to		% Change
S/000,000	4Q23	3Q24	4Q24	QoQ	YoY	Dec 23	Dec 24	Dec 24 / Dec 23
Payments and transactionals (1)	322	377	361	4.3%	11.1%	1,302	1,411	8.4%
Yape (2)	42	96	118	-4.9%	7.4%	90	340	278.9%
Liability accounts (3)	186	198	192	2.7%	1.6%	724	760	4.9%
Loan Disbursement (4)	96	96	98	-2.3%	2.9%	372	385	3.4%
Off-balance sheet	57	57	55	-27.7%	28.4%	231	224	-3.0%
Insurances	32	34	35	-8.7%	-44.2%	126	137	8.7%
Wealth Management and Corporate Finance	5	13	19	8.3%	16.0%	33	59	78.2%
Others (5)	9	10	10	3.6%	11.4%	50	36	-27.6%
Total	748	880	888	0.9%	18.7%	2,928	3,352	14.5%
(*) Management figures.
(1) Corresponds to fees from credit and debit cards, payments and collections.
(2) Not includes fees related to E-Commerce. Not includes FX and remittances.
(3) Corresponds to fees from Account maintenance, interbank transfers, national transfers, and international transfers.
(4) Corresponds to fees from retail and wholesale loan disbursements.
(5) Use of third-party networks, other services to third parties, and Commissions in foreign branches.

QoQ, Fee income at BCP Stand-alone grew 0.9%, propelled by an increase in the fee volume through:
•	Yape, mainly via Bill Payments, POS Payments (QR) and Yape for Businesses, associated with growth in transactions.
•	Wealth Management and Corporate Finance, which rose on the back of an increase in the total fee level in Wholesale Banking.

The aforementioned was offset by a drop in Payment and transactional services, associated with a base effect, where extraordinary income was recorded in 3Q24.
YoY, Fee income rose 18.7%, driven primarily by:
•	Yape, which accounted for 54% of total growth in fee income; the App’s growth was attributable to the same factors seen in the QoQ analysis.
•
Payment and transactional services, which accounted for 27% of the growth in fee income, was the result of an uptick in the use of credit cards (+24.8%) and debit cards (+16.5%), in line with an increase in liquidity via AFP withdrawals.

•	Wealth Management and Fincorp, which accounted for 10% of the growth in fee income, in line with the factors described in the QoQ analysis.

FY, Fee income at BCP Stand-alone rose 14.5%. This evolution was driven by the same dynamics seen QoQ and YoY, and by improvements in the results for Liability and Transactional Accounts, which was primarily attributable to Current Accounts, which registered growth in accounts openings, and secondarily to Wires and Transfers, where digitalization strategies have begun to bear fruit.

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

06. Other Income
6.2 Other Non-ordinary Income
Other Non-Core Income	Quarter			% Change		Up to		% Change
S/000	4Q23	3Q24	4Q24	QoQ	YoY	Dec 23	Dec 24	Dec 24 / Dec 23
Net gain on securities	115,825	120,033	-47,377	-139.5%	-140.9%	308,055	227,112	-26.3%
Net gain from associates (1)	34,132	35,600	38,560	8.3%	13.0%	117,089	135,183	15.5%
Net gain on derivatives held for trading	5,019	93,801	188,301	100.7%	N/A	53,665	363,834	578.0%
Net gain from exchange differences	15,255	-6,139	-21,365	248.0%	-240.1%	45,778	-41,058	-189.7%
Other non-financial income	112,372	96,675	176,384	82.5%	57.0%	440,653	514,779	16.8%
Total Other Non-Core Income	282,603	339,970	334,503	-1.6%	18.4%	965,240	1,199,850	24.3%
(1) Includes gains on other investments, which are mainly attributable to the Banmedica result.

Other Non-Core Income QoQ evolution (millions of soles)	Other Non-Core Income YoY evolution (millions of soles)

Other Non-Core Income FY evolution (millions of soles)

(1) Others: include Grupo Credito, Credicorp Stand-alone, eliminations and others.

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

06. Other Income
If we exclude operations at BCP Bolivia, the Other Non-Ordinary lines show the following dynamics:

QoQ, Other Non-Ordinary Income dropped 7.9%, which was primarily attributable to:
•
Net Gain (Loss) on Securities: (i) Pacifico reported losses due to the deterioration of an investment, (ii) Credicorp Capital was impacted by a drop in income from trading, and (iii) BCP Stand-alone registered losses due to the devaluation of sovereign bonds in the trading portfolio.

•	Net Gain (Loss) from Exchange Difference: due to losses at ASB Bank Corp, which were driven by this portfolio’s exposure in local currencies.

This contraction was partially offset by growth in the Net Gain (Loss) of Derivatives Held for Trading in the Investment Banking and Advisory business after the treasury’s mo e to cover exposure in local currencies generated gains. Improvements were also registered in Other Non-operative Income at (i) BCP Stand-alone, which was associated with sales of properties, and (ii) Pacifico, where a provisions reversal and a property sale were reported.

YoY, Other Non-Core Income dropped 23.1% due to:
•
Net Gain (Loss) on Securities due to (i) losses at Pacifico, as described in the QoQ analysis, (ii) BCP Stand-alone, due to the devaluation of a corporate bond and negative results for sovereign bond trading, and (iii) Prima AFP, due to a drop in the profitability of funds under management.

•	Net Gain (Loss) from Exchange Difference: as outlined in the QoQ analysis.

This decline was offset by the same factors in play QoQ.

FY, Other Non-Core Income fell 0.9%, driven mainly by:
•
Net Gain (Loss) on Securities: due to (i) losses at Pacifico, as outlined in the QoQ dynamics, and (ii) Others, due to a base effect given that the market price for investments at Credicorp Stand-alone was higher in 2023. These losses were partially offset by BCP Stand-alone, which reported growth in ALM income and a revaluation of the trading portfolio.

•	Net Gain (Loss) from Exchange Difference: in line with the factors outlined in the QoQ analysis.

This contraction was partially offset by growth in the Net Gain (Loss) of Derivatives Held for Trading in the Investment Banking and Advisory business, which was driven by the same factors in play QoQ, and in Other Non-operative Income at (i) Pacifico, as outlined in the QoQ explanation, and (ii) Others, related to a provisions reversal.

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

07	Insurance Underwriting Results

QoQ, the Insurance Underwriting Result increased 7.2%. Growth was mainly driven by a stronger Reinsurance Result in P & C.
Additionally, higher Insurance Service Income in both business lines contributed to the higher underwriting result. These positive dynamics were partially offset by growth in Insurance Service Expenses in both businesses.
YoY, theaInsuranceSUnderwriting Result rose 8.8%, due to lower Insurance Service Expenses in Life, mainly in D&S and Individual
Life, and higher Insurance Service Income in P&C. For the FY24, the Insurance Underwriting Result decreased by 1.0% due to lower results in Life and Crediseguros businesses. In terms of business lines, this decline was driven by Credit Life, Annuities and Individual Life.

Insurance Underwriting Results		Quarterly			% change		Year		% change
S/000		4Q23	3Q24	4Q24	QoQ	YoY	2023	2024	2024 / 2023
	Income from Insurance Services	1,019.6	940.9	982.5	4.4%	-3.6%	3,843	3,771	-1.9%
Total	Expenses for Insurance Services	(634.0)	(514.7)	(570.0)	10.7%	-10.1%	(2,235)	(2,057)	-8.0%
	Reinsurance Results	(98.4)	(134.4)	(99.9)	-25.7%	1.6%	(397)	(515)	29.6%
	Insurance Undewrwriting Result	287.3	291.8	312.7	7.2%	8.8%	1,211	1,199	-1.0%
	Income from Insurance Services	449.8	471.1	491.9	4.4%	9.4%	1,695	1,875	10.6%
P&C	Expenses for Insurance Services	(323.7)	(278.1)	(331.0)	19.0%	2.3%	(1,139)	(1,149)	0.9%
	Reinsurance Results	(76.8)	(120.4)	(83.8)	-30.4%	9.1%	(293)	(432)	47.5%
	Insurance Undewrwriting Result	49.3	72.6	77.2	6.3%	56.4%	263	293	11.5%
	Income from Insurance Services	534.8	453.0	471.5	4.1%	-11.8%	2,033	1,819	-10.5%
Life	Expenses for Insurance Services	(305.1)	(234.5)	(238.7)	1.8%	-21.8%	(1,076)	(910)	-15.4%
	Reinsurance Results	(14.5)	(9.4)	(10.2)	8.7%	-29.8%	(83)	(62)	-25.5%
	Insurance Undewrwriting Result	215.2	209.1	222.6	6.4%	3.4%	874	846	-3.1%
	Income from Insurance Services	37.1	23.5	25.3	7.7%	-31.8%	124	99	-19.8%
Crediseguros	Expenses for Insurance Services	(11.5)	(7.1)	(5.6)	-20.8%	-51.0%	(39)	(18)	-53.2%
	Reinsurance Results	(9.1)	(11.2)	(12.3)	9.7%	35.6%	(30)	(42)	40.6%
	Insurance Undewrwriting Result	16.5	5.2	7.3	42.6%	-55.6%	54	39	-29.0%

QoQ and YoY, the Insurance Underwriting result increased 7.2% and 8.8% respectively. The QoQ result reflected the impact of an increase in Insurance Service Income (+4.4%) and an improvement in the Reinsurance Result (-25.7%); the aforementioned growth was attenuated by an uptick in Insurance Service Expenses (+10.7%). YoY, the increase in the result was driven by a drop in Insurance Service Expenses (-10.1%) and was partially attenuated by a decrease in Insurance Income (-3.6%).

For the FY24, the Insurance Underwriting Result fell -1.0% due to a weaker Reinsurance Result (+29.6%) and to a drop in Insurance Service Income (-1.9%); the aforementioned was partially attenuated by a decrease in Insurance Service Expenses (-8.0%).

P&C Insurance

QoQ, the Insurance Underwriting Result increased 6.3%. The following dynamics drove this result:
•	Insurance Service Income increased 4.4%, reflecting growth in premiums allocated to the period[1] in P & C Risks through the Fire, Agricultural and Card Protection products.
•	Insurance Income Expenses rose 19.0%, driven mainly by P & C Risks via an uptick in expenses for claims in the Fire and Technical Lines, and higher technical expenses in the Alliances channel.

1 Premiums allotted for the period = Direct premiums + change of RRC + Fees

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

07. Insurance Underwriting Result
•
The improvement in the Reinsurance Result was mainly attributable to the evolution at P & C Risks, which registered an increase in claims recovered from reinsurers (for claims in the Fire and Technical Lines mentioned above).

YoY, the Insurance Underwriting Result rose 56.4%, driven by the following dynamics:
•	Insurance Service Income rose 9.4%, fueled by an increase in premiums allocated to the period in P & C Risks, in line with an uptick in premium turnover in Third-Party Liability and Card Protection.
•	Insurance Service Expenses rose 2.3%, spurred mainly by Medical Assistance, which reported a higher level of expenses for claims due to an increase in average costs and higher IBNR reserves.
•	The Reinsurance Result deteriorated primarily due to the evolution of P & C Risks, which was impacted by an increase in ceded premiums.
For the FY24, the Insurance Underwriting Result rose 11.5%, due to an uptick in Insurance Service Income, particularly in P&C Risks and Cars, and mitigated by higher Insurance Service Expenses in Medical Assistance and SOAT.

Life Insurance
Insurance Service Income	Insurance Service Expenses

QoQ, the Insurance Underwriting Result increased 6.4%. The following dynamics were noteworthy:
•
Insurance Service Income rose 4.1%, driven primarily by Credit Life via an increase in premiums allocated to the period, which was in turn fueled mainly by the bancassurance and Alliances channels. The aforementioned growth was partially offset by a drop in income in Group Line, mainly via seasonal factors in SCTR products.

•
Insurance Service Expenses increased 1.8%, fueled primarily by (i) D&S, which reported an increase in expenses for claims in line with growth in cases and in the average cost, and (ii) Annuities, due to an increase in onerous contracts.

•	The Reinsurance Underwriting Result dropped, which was driven mainly by Individual Life via a decrease in reinsurance recoveries.

YoY, the Insurance Underwriting Result increased 3.4% due to the following dynamics:
•	Insurance Service Income dropped 11.8%, driven mainly by D&S, which won a smaller tranche of the SISCO VII contract and at lower rates in comparison to the award secured under SISCO VI.
•
Insurance Service Expenses fell 21.8%, primarily due to (i) D&S, in line with a reduction in the tranche awarded under SISCO VII, and (ii) Individual Life, which reported a drop in claims. The reduction in total expenses was attenuated by the evolution at Credit Life, which reported growth in underwriting expenses for Alliances and an increase in claims.

•	The Reinsurance Result improved, fueled primarily by a decrease in ceded premiums in D&S.
For the FY24, the Insurance Underwriting Result dropped 3.1% on the back of a decrease in Insurance Service Income, which was driven mainly by D&S.

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

08	Operating Expenses

Operating expenses rose 9.4% YTD, driven mainly by core businesses at BCP Stand-alone and disruptive initiatives at the Credicorp level. Expenses for core businesses at BCP rose due to: (i) increased salary and benefit expenses from hiring more talent, and variable compensation provisioning, and (ii) growth in administrative expenses, which was driven primarily by an increase in cloud use after transactions levels rose, fueled by increasingly digitalized clients. Expenses for disruptive initiatives at the Credicorp level increased 27.1%.

Total operating expenses
Operating expenses	Quarter			% change		Year		% change
S/000	4Q23	3Q24	4Q24	QoQ	YoY	2023	2024	2024 / 2023
Salaries and employees benefits	1,119,758	1,155,966	1,271,578	10.0%	13.6%	4,265,453	4,676,436	9.6%
Administrative, general and tax expenses	1,089,203	1,047,386	1,230,099	17.4%	12.9%	3,803,203	4,183,775	10.0%
Depreciation and amortization	177,618	179,495	186,625	4.0%	5.1%	659,007	713,470	8.3%
Association in participation	9,109	6,414	3,808	-40.6%	-58.2%	53,097	28,269	-46.8%
Operating expenses	2,395,688	2,389,261	2,692,110	12.7%	12.4%	8,780,760	9,601,950	9.4%
The analysis of expenses will focus on YTD movements to eliminate the impact of seasonality across quarters.
Operating expenses rose 9.4% YTD due to:

•
Growth in Salaries and Employee Benefits, which was fueled mainly by an increase in personnel for both the traditional business and specialized IT, and secondarily by an uptick in expenses for provisions for variable compensation.

•
An increase in Administrative, general and tax expenses, driven by growth in transactions via digital channels, which led to a subsequent uptick in expenses for cloud use and other IT-related activities.

Administrative, general and tax expenses
Administrative, general and tax expenses	Quarter			% change		Year		% change
S/000	4Q23	3Q24	4Q24	QoQ	YoY	2023	2024	2024 / 2023
IT expenses and IT third-party services	311,417	287,372	386,150	34.4%	24.0%	1,080,001	1,251,424	15.9%
Advertising and customer loyalty programs	239,028	199,111	243,129	22.1%	1.7%	720,718	770,965	7.0%
Taxes and contributions	93,090	90,080	105,296	16.9%	13.1%	264,326	382,711	44.8%
Audit Services, Consulting and professional fees	105,340	101,570	171,101	68.5%	62.4%	336,715	407,508	21.0%
Transport and communications	60,869	62,568	67,398	7.7%	10.7%	226,860	244,255	7.7%
Repair and maintenance	49,698	36,316	50,981	40.4%	2.6%	157,127	154,533	-1.7%
Agents' Fees	31,911	29,957	31,436	4.9%	-1.5%	115,120	118,156	2.6%
Services by third-party	43,936	36,689	6,220	-83.0%	-85.8%	144,534	107,274	-25.8%
Leases of low value and short-term	30,205	26,378	36,936	40.0%	22.3%	108,357	124,781	15.2%
Miscellaneous supplies	30,589	23,552	24,864	5.6%	-18.7%	118,510	91,769	-22.6%
Security and protection	16,575	16,909	16,614	-1.7%	0.2%	64,432	65,970	2.4%
Subscriptions and quotes	18,444	18,349	14,261	-22.3%	-22.7%	61,945	74,002	19.5%
Electricity and water	16,316	11,857	15,053	27.0%	-7.7%	56,359	52,260	-7.3%
Electronic processing	11,284	7,578	8,124	7.2%	-28.0%	39,764	29,466	-25.9%
Insurance	4,518	28,296	14,312	-49.4%	216.8%	56,324	55,150	-2.1%
Cleaning	6,122	5,761	8,415	46.1%	37.5%	22,677	25,549	12.7%
Others	19,861	65,043	29,809	-54.2%	50.1%	229,434	228,002	-0.6%
Total	1,089,203	1,047,386	1,230,099	17.4%	12.9%	3,803,203	4,183,775	10.0%

YTD, Administrative and general expenses rose 10.0%. The increase in operating expenses was driven by higher expenses at BCP for IT expenses and third-party services, and by disruptive initiatives at Credicorp.

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

08. Operating Expenses
Operating expenses at Core Business and Disruption (1)
Operating Expenses	Quarter			% change		Year		% change
S/000	4Q23	3Q24	4Q24	QoQ	YoY	2023	2024	2024 / 2023
Core Business BCP	1,359,738	1,316,399	1,536,314	16.7%	13.0%	4,901,001	5,357,641	9.3%
Core Business Mibanco	149,437	315,089	313,667	-0.5%	109.9%	1,200,445	1,228,873	2.4%
Core Business Pacifico	85,485	64,306	84,896	32.0%	-0.7%	301,816	300,773	-0.3%
Disruption (2)	331,673	295,848	416,970	40.9%	25.7%	976,598	1,243,401	27.3%
Others (3)	469,355	397,619	340,263	-14.4%	-27.5%	1,400,900	1,471,261	5.0%
Total	2,395,688	2,389,261	2,692,110	12.7%	12.4%	8,780,760	9,601,950	9.4%
(1)	Management figures.
(2)	Includes disruptive initiatives at the subsidiaries and Krealo.
(3)	Includes Credicorp Capital, ASB, Prima, BCP Bolivia, Mibanco Colombia, and other entities within the Group.
Operating expenses were up 9.4% YTD, driven primarily by core business at BCP and by disruptive initiatives at Credicorp, which represent 56.0% and 32.7% respectively of the total rise reported for the period.

Growth in core business expenses at BCP corresponds to:

•	Core business expenses excluding IT
•	Higher expenses for salaries and employee benefits; this reflected an increase in hiring and provisioning for variable compensation, which went hand-in-hand with an improvement in results.
•	Technology Expenses (IT)
•
Growth in expenses for server use, which was driven by an uptick in transactions among increasingly digitalized clients. Total monetary transactions and transactions through digital channels rose 84.2% and 104.8%, respectively.

•	More digital talent personnel was hired with comparatively higher average salaries, which reflects advances in strategic project development.

Disruption expenses represented 13.0% of total expenses and rose 27.3% YTD. For the FY24, Yape, Tenpo and Culqi were the main consumers of expenses, representing 61% of total expenses for disruptive initiatives.

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

09	Operating Efficiency

The efficiency ratio improved 30 bps YTD, after growth in income outstripped the increase in expenses. This evolution was driven by growth in core income, which was fueled by (i) a rise in net interest income, which rose on the back of higher contribution from the retail segments and (ii) growth in fee income, led by Yape and core transactional activity.

Efficiency ratio (1) reported by subsidiary

Subsidiary	Quarter			% change		As of		% change
	4Q23	3Q24	4Q24	QoQ	YoY	Dec 23	Dec 24	Dec 24 / Dec 23
BCP	41.8%	37.6%	44.8%	720 bps	300 bps	38.8%	39.3%	48 bps
BCP Bolivia	59.0%	80.3%	63.0%	-1730 bps	400 bps	61.3%	63.9%	260 bps
Mibanco Perú	52.9%	54.2%	52.2%	-200 bps	-70 bps	52.7%	52.7%	0 bps
Mibanco Colombia	98.2%	72.0%	69.5%	-260 bps	-2870 bps	91.6%	76.2%	-1540 bps
Pacífico	34.9%	25.5%	29.6%	410 bps	-530 bps	26.5%	27.6%	110 bps
Prima AFP	54.2%	50.7%	64.2%	1348 bps	410 bps	51.3%	54.2%	292 bps
Credicorp	49.0%	45.2%	49.2%	398 bps	21 bps	46.1%	45.8%	-30 bps
(1) Operating expenses / Operating income (under IFRS 17). Operating expenses = Salaries and employee’s benefits + Administrative expenses + Depreciation and amortization + Association in participation + Acquisition cost. Operating income = Net interest, similar income, and expenses + Fee income + Net gain on foreign exchange transactions + Net gain from associates +Net gain on derivatives held for trading + Net gain from exchange differences + Net Insurance Underwriting Results

To analysis the evolution of the efficiency ratio, we will use YTD movements to eliminate seasonal impacts between quarters.

The efficiency ratio improved 30 bps YTD, driven mainly by growth in core income via (i) an uptick in Net interest income, boosted by a higher contribution form retail segment, and (ii) growth in fee income, which was fueled by an uptick in use of digital channels, led by Yape. The rise in income this quarter was supported by cost control.
As of 1Q25, there will be a change in the accounting lines that impact the efficiency ratio. In Operating Income, the Fee Income line will include the net expense associated with the credit card loyalty program, which has historically been reported in the General and Administrative Expenses line. It is important to note that our efficiency ratio of 45.8% for the full year in 2024 would be 45.0% if we were to utilize the new form of accounting.

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

10	Regulatory Capital

The Regulatory Capital Ratio at Credicorp stood 1.37 times above the regulatory limit.
The IFRS CET1 ratio at BCP Stand-alone increased 12 bps YoY to stand at 13.32%, driven by growth in the balance of Retained Earnings (+21.2%) and partially offset by an uptick in the RWA level (+5.2%).
The IFRS CET1 ratio at Mibanco dropped 84 bps YoY, situating at 17.53%. The decrease in Retained Earnings (-109.3%) due to dividend payments, partially offset by a drop in the RWA level (6.3%), drove this dynamic.

10.1	Regulatory Capital at Credicorp

Capital analysis of Financial Group.

In 2022, the Superintendency of Banking, Insurance, and AFP (SBS) established the legal bases to align the country’s regulatory framework with the capital standards set by Basel III. The entity issued resolutions that modified both the structure and composition of regulatory capital and capital requirements for companies in the financial system. Most of these changes were implemented at the beginning of 2023. For more details, we suggest you refer to our 1Q23 Quarterly Report.

In 2024, with the objective to continue aligning local regulation with Basel III, the SBS modified the structure and composition of Total Regulatory Capital for financial conglomerates. These changes included incorporating the following elements in the calculation of Total Regulatory Capital: (i) Retained Earnings1 and (ii) Unrealized Gains/Losses2, as well as deductions of Net Intangible Assets & DTAs.
Additionally, two minimum capital requirements have been included: minimum required for Common Equity Tier 1 Capital (CET 1) and minimum Tier 1 Total Regulatory Capital (Tier 1).
•	Minimum required for CET 1: 45% of Credicorp’s capital requirement and 100% of the conservation, economic cycle and risk concentration buffers.
•	Minimum required for Tier 1: 60% of Credicorp’s capital requirement and 100% of the conservation, economic cycle and risk concentration buffers.

At Credicorp, the Regulatory Capital Ratio stood at 1.37 at the end of 4Q24. This attests to the Group’s financial strenght and stability. The ratio dropped 6 bps QoQ, driven by an increase in Regulatory Capital requirement, which rose on the back of loan growth at the subsidiaries, and an increase in the combined buffers requirements according to the established schedule. The decline in the ratio was offset by growth in Total Regulatory Capital, which rose on the back of growth in Earnings and Accumlated Results, particularly via BCP Stand-alone.

Regulatory Tier 1 stood at 1.67 (-12 bps QoQ) while the CET1 ratio situated at 2.02 (-17 bps QoQ), both above the minimum required. Growth in both was driven by the same dynamics as those that drove the Regulatory Capital Ratio
Capital Coverage Ratios

1 Includes Accumulated Earnings solely from Financial Entities Supervised by the SBS, according to the current regulation.

2 Includes Unrealized Losses attributable to Available-For-Sale Investments in debt instruments issued by the Peruvian Government, other Governments with Investment Grade Ratings, the Peruvian Central Bank and other instruments, in accordance with current regulation.

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

10. Regulatory Capital

10.2 Analysis of Capital at BCP Stand-alone

The IFRS CET 1 Ratio dropped 10 bps QoQ to stand at 13.32% at the end of 4Q24, which is above our internal risk appetite of 11%. This decline was driven by growth in RWAs, which were impacted by loan growth in th wholesale banking segment. The decline of the ratio was partially offset by Retained Earnings, which registered a rise on the back of business growth that was offset by a decline in Reserves due to dividend payments. YoY, the IFRS CET 1 Ratio rose 12 bps, driven by an increase in Retained Earnings, offset by higher credit RWAs, which rose due to loan growth, and in RWAs for operating risk, which increased alongside an uptick in the bank’s financial margin.

Finally, under the parameters of current regulation, the Regulatory Capital Global Ratio stood at 18.71% (-25 bps QoQ, +125 bps YoY). This ratio is above the 13.76% minimum required by the regulator as of
December 2024, which attests to our prudent management of solvency. QoQ, the decline in the ratio was driven by the same dynamics in play for IFRS CET1 while YoY, the rise in the ratio was attributable to growth in Subordinated Debt due to a bond issuance in September and to growth in the balance for Retained Earnings, which was partially offset by dividend payments and growth in RWAs.

The local CET 1 ratio stood at 13.08%, well above the minimum requirement of 7.53% to December 2024.

10.3 Analysis of Capital at Mibanco

20.65%
20.22%
19.42%
18.37%
18.35%
17.53%
Dec 23
Sep 24
Dec 24
Regulatory Global Capital ratio
CET1 ratio IFRS

At the end of 4Q24, the IFRS CET 1 Ratio at Mibanco stood at 17.53% (- 83 bps QoQ), which exceeded our internal appetite of 15%. This reduction was driven by an increase in the RWA level, which was fueled by loan growth. The decrease in Retained Earnings, which was associated with dividend payments, also influenced the IFRS CET1 Result. YoY, this ratio dropped 84 bps due to a reduction in Retained earnings, which fell via the same dynamics seen QoQ. The decrease in the ratio was partially offset by a decrease in the RWA level, which was fueled by a contraction in loans after credit guidelines were tightened throughout the year.

The Regulatory Capital Global Ratio stood at 19.42% (-80 bps QoQ), which is comfortably above the 14.14% minimum required by the regulator. This variation was driven by the same dynamics that impacted the evolution of the IFRS CET 1 Ratio. The local CET 1 ratio stood at 17.07%, which compares favorably with the minimum of 7.53% required as of December 2024.

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

11 Economic Outlook

In 4Q24, the Peruvian economy is expected to have grown around 4% YoY. Primary sectors are estimated to have expanded 4.7% YoY, driven by the fishing and agriculture sectors, while non-primary sectors are projected to have slowed approximately 4.0%. At the end of 2024, GDP grew around 3.2%, amid a cyclical and gradual recovery.

The annual inflation rate increased marginally, closing the quarter at 2.0% YoY (1.8% YoY in 3Q24). In January 2025, BCRP cut its reference rate 25bps to 4.75%, after closing 2024 at 5.00%.

BCRP has indicated that the exchange rate closed at USDPEN 3.76 in 4Q24, deppreciating 1.6% over the figure of 3Q24. This result situates the Peruvian Sol among the best-performing emerging market currencies.

Peru: Economic Forecast

	2019	2020	2021	2022	2023	2024 (4)	2025 (4)

GDP (US$ Millions)	232,447	205,689	225,433	244,465	267,346	280,326	295,521
Real GDP (% change)	2.2	(10.9)	13.4	2.7	(0.6)	3.2	2.8
GDP per capita (US$)	7,234	6,304	6,824	7,320	7,927	8,220	8,588
Domestic demand (% change)	2.2	(9.6)	14.5	2.4	(2.1)	3.6	2.9
Gross fixed investment (as % GDP)	22.5	21.0	25.1	25.2	22.9	23.2	23.2
Financial system loan without Reactiva (% change) (1)	6.4	(4.3)	12.6	9.7	2.8	1.3	5.5
Inflation, end of period(2)	1.9	2.0	6.4	8.5	3.2	2.0	2.5
Reference Rate, end of period	2.25	0.25	2.50	7.50	6.75	5.00	4.25
Exchange rate, end of period	3.31	3.62	3.99	3.81	3.71	3.76	3.75
Exchange rate, (% change) (3)	1.8%	-9.3%	-10.3%	4.5%	2.7%	-1.3%	0.2%
Fiscal balance (% GDP)	-1.6	-8.9	-2.5	-1.7	-2.8	-3.6	-2.6
Public Debt (as % GDP)	26.6	34.6	35.8	33.9	32.9	34.0	34.0
Trade balance (US$ Millions)	6,879	8,102	15,115	10,166	17,678	22,000	22,500
(As % GDP)	3.0%	3.9%	6.7%	4.2%	6.6%	7.8%	7.6%
Exports	47,980	42,826	63,114	66,167	67,518	73,500	75,500
Imports	41,101	34,724	47,999	56,001	49,840	51,500	53,000
Current account balance (As % GDP)	-0.6%	0.9%	-2.1%	-4.0%	0.8%	2.2%	1.3%
Net international reserves (US$ Millions)	68,316	74,707	78,495	71,883	71,033	78,987	83,000
(As % GDP)	29.4%	36.3%	34.8%	29.4%	26.6%	28.2%	28.1%
(As months of imports)	20	26	20	15	17	18	19

Source: INEI, BCRP y SBS.
(1)	Financial System, Current Exchange Rate
(2)	Inflation Target: 1%-3%
(3)	Negative % change indicates depreciation.
(4)	Grey area indicates estimates by BCP – Economic Research as of January 2025.

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

11. Economic Outlook
Main Macroeconomic Variables

Gross Domestic Product
(Annual Real Variations, % YoY)

In 4Q24, economic recovery continued to gain momentum. GDP is estimated to have grown around 4% YoY, similar to the 3.8% reported in 3Q24. The primary sectors are estimated to have accelerated to 4.6% YoY, favored by double-digit growth in the agriculture and fishing sectors, the latter of which reported a good second anchovy fishing season in the north- central zone of the country. Meanwhile, growth in the non- primary sectors slowed slightly from 4.2% YoY, its best pace in more than two years, to 3.8% YoY.

In 2024, GDP grew around 3.2%, amid a cyclical and gradual after supply shocks in 2023 led GDP to contract 0.4% (first decline in 25 years, excluding the pandemic). Withdrawals from pension funds (AFPs) and freed-up access to severance accounts (CTS) fueled private consumption which, alongside growth of public investment (18.2%), drove a rebound.

Annual Inflation and Central Bank Reference Rate

Inflation, measured with Consumer Price Index for Metropolitan Lima, accelerated marginally to 2.0% at the end of Q424 from 1.8% at the end of Q324, remaining comfortably within the BCRP's target range of 1% - 3%. Core inflation, which excludes food and energy, fell from 2.9% YoY to 2.6% in the same period, after hovering around the upper limit of the target range of 3% YoY between November 2023 and August 2024. In both cases, this is the lowest end-of-period inflation in four years.

In its December meeting, the BCRP opted to maintain its rate at 5.00%, after cutting it by 25 basis points in November and made no further changes in October. In January 2025, BCRP cut the rate again to 4.75%. Thus, since September 2023, when the rate-cutting cycle began, the BCRP has reduced its reference rate by 300 basis points

Fiscal Balance and Current Account Balance
(% of GDP, Quarter)

4
2
0
-2
-4
-6
-8
-10
-1.6
-2.7
-4.8
-6.2
-8.9
-8.4
-6.3
-4.7
-2.5
-1.6
-1.1
-1.2
-1.7
-2.1
-2.5
-2.8
-2.8
-3.4
-4.0
-4.0
-3.6
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
Fiscal Result
Current Account Balance

The annualized fiscal deficit as of December 2024 stood at 3.6% of GDP, the highest level in 32 years, excluding the pandemic, and notably above the fiscal rule limit (2.8% of GDP). The high deficit reflected a still modest improvement in fiscal revenues (+4.7% in 2024), consistent with the early stages of economic recovery, and significant fiscal stimulus with public investment growing at its fastest pace in more than a decade (18.2%). Current expenditure grew by 3.8%.

In November 2024, Fitch upgraded the outlook from negative to stable and affirmed its rating at BBB (two levels above investment grade). The agency highlighted that solid macroeconomic policy has supported the economic recovery this year and preserved broad macro-financial

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

11. Economic Outlook
stability. In September, Moody’s upgraded the outlook from negative to stable (rating Baa1, three notches above investment grade. Meanwhile, S&P assigns a credit rating of BBB-, the minimum investment grade, with a stable outlook.

Regarding external accounts, the current account surplus closed 3Q24 at 2.2% of GDP (accumulated last four quarters), versus 0.8% at the end of 2023. This is the best result in 17 years and the highest among the group of countries that includes Mexico, Brazil, Chile, and Colombia.

The 12-month accumulated trade balance surplus as of November 2024 stood at US$ 23.1 billion, a historic record and higher than the US$ 22.0 billion recorded in September. Imports grew 2.6% YoY to US$ 51.5 billion, influenced by lower prices for agricultural commodities and almost zero growth in the import of inputs. In contrast, exports increased 10.6% YoY to US$ 74.6 billion thanks to higher exported volumes of traditional products and better prices for both traditional and non-traditional goods.

Terms of trade grew 12.3% YoY in November 2024, driven by a 9.5% YoY increase in export prices (mainly due to higher prices of copper, gold, and silver) and a 2.5% decrease in import prices due to lower prices of industrial inputs and food items such as wheat, corn, and soybeans. In October 2024, terms of trade reached a historic high, as did the price of gold (a record of US$ 2,749 per ounce), while the price of silver rose to its best level in 12 years (US$ 34.8 per ounce).

Exchange Rate
(PEN per USD)

4.30
4.10
3.90
3.70
3.50
3.30
3.10
4.136
3.555
3.76
Dec-19
Jun-20
Dec-20
Jun-21
Dec-21
Jun-22
Dec-22
Jun-23
Dec-23
Jun-24
Dec-24

According to the Central Bank of Peru (BCRP), the exchange rate closed Q424 at USDPEN 3.76, a depreciation of 1.6% compared to the end of 3Q24 (USDPEN 3.71). The election of Donald Trump as president of the U.S., coupled with expectation of fewer rate cuts by the FED led the global dollar to strenghten 7.6% in Q424 versus Q3 2024 (appreciating 7.1% over the year). Consequently, regional currencies depreciated (Brazilian real -13.3%, Chilean peso - 10.9%, Mexican peso -5.8%, and Colombian peso -4.8%).
Over the year, the Peruvian sol also depreciated 1.6% and was one of the best-performing currencies among emerging markets. In the region, the Mexican peso and the Brazilian real depreciated 22.7% and 27.2%, respectively, affected by idiosyncratic factors, while the Chilean peso and the Colombian peso depreciated 13.1% and 13.7%, respectively.
In 4Q24, the BCRP did not intervene in the spot exchange market; it accumulated sales of USD 318 million for the year (2022: USD 1.2 billion and 2023: USD 81 million), concentrated in the first half.
Net International Reserves (NIR) closed 4Q24 at USD 79.0 billion, below the USD 80.4 billion at the end of Q324 and above the USD
71.0 billion at the end of 2023. Meanwhile, the BCRP's foreign exchange position closed 2024 at USD 53.6 billion, a reduction of USD 1 billion compared to the end of 3Q24 and an increase of USD 2.0 billion compared to the end of 2023.

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

Safe Harbor for Forward-Looking Statements
Thismaterial includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements other than statements of historical fact are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties. Forward-looking statements are not assurances of future performance. Instead, they are based only on our management’s current views, beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions.

Many forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “would”, “may”, “should”, “will”, “see” and similar references to future periods. Examples of forward-looking statements include, among others, statements or estimates we make regarding guidance relating to losses in our credit portfolio, efficiency ratio, provisions and non-performing loans, current or future market risk and future market conditions, expected macroeconomic events and conditions, our belief that we have sufficient capital and liquidity to fund our business operations, expectations of the effect on our financial condition of claims, legal actions, environmental costs, contingent liabilities and governmental and regulatory investigations and proceedings, strategy for customer retention, growth, governmental programs and regulatory initiatives, credit administration, product development, market position, financial results and reserves and strategy for risk management.
We caution readers that forward-looking statements involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those that we expect or that are expressed or implied in the forward-looking statements, depending on the outcome of certain factors, including, without limitation, adverse changes in:

•	The occurrence of natural disasters or political or social instability in Peru;
•	The adequacy of the dividends that our subsidiaries are able to pay to us, which may affect our ability to pay dividends to shareholders and corporate expenses;
•	Performance of, and volatility in, financial markets, including Latin-American and other markets;
•	The frequency, severity and types of insured loss events;
•	Fluctuations in interest rate levels;
•	Foreign currency exchange rates, including the Sol/US Dollar exchange rate;
•	Deterioration in the quality of our loan portfolio;
•	Increasing levels of competition in Peru and other markets in which we operate;
•	Developments and changes in laws and regulations affecting the financial sector and adoption of new international guidelines;
•	Changes in the policies of central banks and/or foreign governments;
•	Effectiveness of our risk management policies and of our operational and security systems;
•	Losses associated with counterparty exposures;
•	The scope of the coronavirus (“COVID-19”) outbreak, actions taken to contain the COVID-19 and related economic effects from such actions and our ability to maintain adequate staffing; and
•	Changes in Bermuda laws and regulations applicable to so-called non-resident entities.

See “Item 3. Key Information—3. D Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for additional information and other such factors. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof and are based only on information currently available to us. Therefore, you should not rely on any of these forward-looking statements.
We undertake no obligation to publicly update or revise these or any other forward-looking statements that may be made to reflect events or circumstances after the date hereof, whether as a result of changes in our business strategy or new information, to reflect the occurrence of unanticipated events or otherwise.

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

12 Appendix

12.1.	Physical Point of Contact	47

12.2.	Loan Portfolio Quality	47

12.3.	Net Interest Income (NII)	51

12.4.	Net Interest Margin (NIM) and Risk Adjusted NIM	51

12.5.	Regulatory Capital	52

12.6.	Financial Statements and Ratios by Business	56

12.6.1.	Credicorp Consolidated	56

12.6.2.	Credicorp Stand-alone	58

12.6.3.	BCP Consolidated	59

12.6.4.	BCP Stand-alone	61

12.6.5.	BCP Bolivia	63

12.6.6.	Mibanco	64

12.6.7.	Prima AFP	65

12.6.8.	Grupo Pacifico	66

12.6.9.	Investment Management and Advisory	68

12.7.	Table of Calculations	69

12.8.	Glossary of terms	70

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

12. Appendix
12.1. Physical Point of contact

Physical Point of Contact (1) (Units)		As of		Change (units)
	Dec 23	Sep 24	Dec 24	QoQ	YoY
Branches	659	648	648	0	-11
ATMs	2,746	2,765	2,787	22	41
Agents	12,410	11,653	12,434	781	24
Total	15,815	15,066	15,869	803	54

(1)	Includes Physical Point of Contact of BCP Stand-Alone, Mibanco and BCP Bolivia
(2)	Includes Banco de la Nacion branches, which in December 23 were 36, in September 24 were 36 and in December 24 were 36

12.2. Loan Portfolio Quality

Portfolio Quality Ratios by Segment

Wholesale Banking

SME-Business

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

12. Appendix
SME-Pyme

Mortgage

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

12. Appendix
Consumer

Credit Card

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

12. Appendix
Mibanco

BCP Bolivia

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

12. Appendix
12.3. Net Interest Income (NII)

NII Summary

Net interest income	Quarter			% change		Up to		% change
S/000	4Q23	3Q24	4Q24	QoQ	YoY	Dec 23	Dec 24	Dec 24 / Dec 23
Interest income	4,870,042	4,995,971	5,012,121	0.3%	2.9%	18,798,495	19,869,256	5.7%
Interest on loans	3,907,705	3,924,222	3,940,002	0.4%	0.8%	15,044,864	15,654,391	4.1%
Dividends on investments	11,647	13,187	15,285	15.9%	31.2%	46,080	49,469	7.4%
Interest on deposits with banks	279,446	365,361	386,205	5.7%	38.2%	1,133,211	1,405,854	24.1%
Interest on securities	643,737	667,195	652,155	-2.3%	1.3%	2,489,327	2,660,322	6.9%
Other interest income	27,507	26,006	18,474	-29.0%	-32.8%	85,013	99,220	16.7%
Interest expense	1,522,358	1,405,221	1,382,327	-1.6%	-9.2%	5,860,523	5,754,125	-1.8%
Interest expense (excluding Net Insurance Financial Expenses)	1,402,925	1,276,643	1,250,239	-2.1%	-10.9%	5,393,709	5,246,769	-2.7%
Interest on deposits	827,124	677,509	655,429	-3.3%	-20.8%	3,141,307	2,850,474	-9.3%
Interest on borrowed funds	297,260	262,319	286,638	9.3%	-3.6%	1,158,666	1,081,126	-6.7%
Interest on bonds and subordinated notes	152,960	200,801	201,053	0.1%	31.4%	634,299	799,223	26.0%
Other interest expense	125,581	136,014	107,119	-21.2%	-14.7%	459,437	515,946	12.3%
Net Insurance Financial Expenses	119,433	128,578	132,088	2.7%	10.6%	466,814	507,356	8.7%
Net interest income	3,347,684	3,590,750	3,629,794	1.1%	8.4%	12,937,972	14,115,131	9.1%
Risk-adjusted Net interest income	2,174,230	2,722,669	2,886,498	6.0%	32.8%	9,315,627	10,595,684	13.7%
Average interest earning assets	223,624,217	231,316,507	237,518,087	2.7%	6.2%	223,318,737	232,646,024	4.2%
Net interest margin (1)	6.20%	6.43%	6.34%	-9 bps	14 bps	6.00%	6.29%	29 bps
Risk-adjusted Net interest margin (1)	4.10%	4.93%	5.08%	15 bps	98 bps	4.38%	4.77%	39 bps
Net provisions for loan losses / Net interest income	35.05%	24.18%	20.48%	-370 bps	-1457 bps	28.00%	24.93%	-307 bps

(1) Annualized. For further detail on the new NIM calculation due to IFRS17, please refer to Annex 12.7.

12.4. Net Interest Margin (NIM) and Risk-Adjusted NIM by Subsidiary

NIM Breakdown	BCP Stand-alone	Mibanco	BCP Bolivia	Credicorp
4Q23	5.99%	13.35%	2.87%	6.20%
3Q24	6.17%	13.86%	2.95%	6.43%
4Q24	6.01%	14.16%	2.96%	6.34%

NIM: Annualized Net interest income (excluding Net Insurance Financial Expenses) / Average period end and period beginning interest-earning assets.

Risk-Adjusted NIM Breakdown	BCP Stand-alone	Mibanco	BCP Bolivia	Credicorp
4Q23	3.96%	8.17%	1.93%	4.10%
3Q24	4.75%	9.12%	2.59%	4.93%
4Q24	4.85%	10.66%	2.12%	5.08%

Risk-Adjusted NIM: (Annualized Net interest income (excluding Net Insurance Financial Expenses) - annualized provisions) / Average period end and period beginning interest-earning assets.

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

12.5. Regulatory Capital

Regulatory Capital and Capital Adequacy Ratios
(IFRS)

Regulatory Capital and Capital Adequacy Ratios	As of		% Change
S/000	Sep 24	Dec 24	QoQ
Capital Stock	1,318,993	1,318,993	-
Treasury Stocks	(208,901)	(208,879)	0.0%
Capital Surplus	179,027	176,307	-1.5%
Legal and Other Capital reserves	27,187,346	27,202,665	0.1%
Minority interest	479,027	467,916	-2.3%
Current and Accumulated Earnings (1)	5,432,237	6,592,462	21.4%
Unrealized Gains or Losses (2)	(227,247)	(504,016)	121.8%
Goodwill	(734,431)	(722,361)	-1.6%
Intangible Assets (3)	(2,050,646)	(2,396,687)	16.9%
Deductions in Common Equity Tier 1 instruments (4)	(678,924)	(673,952)	-0.7%
Perpetual subordinated debt	-	-	-
Subordinated Debt	7,939,610	8,047,314	1.4%
Loan loss reserves (5)	1,967,574	2,033,379	3.3%
Deductions in Tier 2 instruments (6)	(1,525,608)	(1,322,352)	-13.3%
Total Regulatory Capital (A)	39,078,056	40,010,790	2.4%
Total Regulatory Common Equity Tier 1 Capital (B)	30,696,480	31,252,448	1.8%
Total Regulatory Tier 1 Capital (C)	30,696,480	31,252,448	1.8%
Total Regulatory Capital Requirement (D)	27,276,454	29,124,775	6.8%
Total Regulatory Common Equity Tier 1 Capital Requirement (E)	13,968,158	15,445,079	10.6%
Total Regulatory Tier 1 Capital Requirement (F)	17,131,013	18,681,850	9.1%
Regulatory Capital Ratio (A) / (D)	1.43	1.37	-6 bps
Regulatory Common Equity Tier 1 Capital Ratio (B) / (E)	2.20	2.02	-17 bps
Regulatory Tier 1 Capital Ratio (C) / (F)	1.79	1.67	-12 bps

(1)	Earnings include Banco de Crédito del Perú and Mibanco Perú. Losses include all subsidiaries.
(2)	Gains include Investment Grade Government Bonds and Peruvian Central Bank Certificates of Deposits. Losses include all bonds.
(3)	Different to Goodwill. Includes Diferred Tax Assets.
(4)	Investments in Equity.
(5)	Up to 1.25% of total risk-weighted assets of Banco de Crédito del Perú, Solución Empresa Administradora Hipotecaria, Mibanco and Atlantic Security Bank.
(6)	Investments in Tier 2 Subordinated Debt.

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

Regulatory and Capital Adequacy Ratios at BCP Stand-alone

Regulatory Capital		Quarter		Change %
(S/ thousand)	Dec 23	Sep 24	Dec 24	QoQ	YoY
Capital Stock	12,973,175	12,973,175	12,973,175	0.0%	0.0%
Reserves	6,590,921	6,591,330	6,124,302	-7.1%	-7.1%
Accumulated earnings	5,383,865	5,426,132	6,589,252	21.4%	22.4%
Loan loss reserves (1)	1,695,577	1,689,307	1,757,256	4.0%	3.6%
Subordinated Debt	5,007,150	7,232,550	7,339,800	1.5%	46.6%
Unrealized Profit or Losses	(668,717)	(322,210)	(413,658)	28.4%	-38.1%
Investment in subsidiaries and others, net of unrealized profit and net income in subsidiaries	(2,772,786)	(2,537,005)	(2,477,732)	-2.3%	-10.6%
Intangibles	(1,294,279)	(1,330,135)	(1,515,214)	13.9%	17.1%
Goodwill	(122,083)	(122,083)	(122,083)	0.0%	0.0%
Total Regulatory Capital	26,792,823	29,601,060	30,255,097	2.2%	12.9%
Tier 1 Common Equity (2)	20,090,096	20,679,203	21,158,042	2.3%	5.3%
Regulatory Tier 1 Capital (3)	20,090,096	20,679,203	21,158,042	2.3%	5.3%
Regulatory Tier 2 Capital (4)	6,702,727	8,921,857	9,097,056	2.0%	35.7%

Total risk-weighted assets		Quarter			Change %
(S/ thousand)	Dec 23	Sep 24	Dec 24	QoQ	YoY
Market risk-weighted assets	2,680,010	4,301,156	3,922,295	-8.8%	46.4%
Credit risk-weighted assets	134,427,146	133,937,442	139,402,972	4.1%	3.7%
Operational risk-weighted assets	16,365,974	17,871,737	18,409,113	3.0%	12.5%
Total	153,473,130	156,110,335	161,734,381	3.6%	5.4%

Capital requirement		Quarter		Change %
(S/ thousand)	Dec 23	Sep 24	Dec 24	QoQ	YoY
Market risk capital requirement	268,001	430,116	392,230	-8.8%	46.4%
Credit risk capital requirement	12,098,443	12,724,057	13,243,282	4.1%	9.5%
Operational risk capital requirement	1,636,597	1,787,174	1,840,911	3.0%	12.5%
Additional capital requirements	5,383,837	5,647,686	6,882,642	21.9%	27.8%
Total	19,386,878	20,589,033	22,359,066	8.6%	15.3%

Capital Ratios under Local Regulation

Capital ratios under Local Regulation		Quarter	Dec 24		% Change
	Dec 23	Sep 24		QoQ	YoY
Common Equity Tier 1 ratio	13.09%	13.25%	13.08%	-16 bps	-1 bps
Tier 1 Capital ratio	13.09%	13.25%	13.08%	-16 bps	-1 bps
Regulatory Global Capital ratio	17.46%	18.96%	18.71%	-25 bps	125 bps

[1]	Up to 1.25% of total risk-weighted assets.
[2]	Common Equity Tier 1 = Capital Stock + Reserves + Accumulated earnings – Unrealized profits or losses - 100% deductions (investment in subsidiaries, goodwill, intangible assets and deferred tax assets based on future returns).
[3]	Regulatory Tier 1 Capital = Common Equity Tier 1 + Tier 1 Subordinated Debt (Perpetual).
[4]	Regulatory Tier 2 Capital = Subordinated Debt + Loan loss reserves.

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

Regulatory Capital and Capital Adequacy Ratios at Mibanco

Regulatory Capital		Quarter	Dec 24		% Change
(S/ thousand)	Dec 23	Sep 24		QoQ	YoY
Capital Stock	1,840,606	1,840,606	1,840,606	0.0%	0.0%
Reserves	308,056	334,650	334,650	0.0%	8.6%
Accumulated earnings	717,919	424,627	369,573	-13.0%	-48.5%
Loan loss reserves (1)	163,158	143,193	144,751	1.1%	-11.3%
Perpetual subordinated debt	-	-	-	n.a	n.a.
Subordinated debt	173,000	167,000	167,000	0.0%	-3.5%
Unrealidez Profit or Losses	4,252	6,366	(3,728)	-158.6%	-187.7%
Investment in subsidiaries and others, net of unrealized profit and net income in subsidiaries	(282)	(293)	(298)	1.8%	5.6%
Intangibles	(156,884)	(128,688)	(136,691)	6.2%	-12.9%
Goodwill	(139,180)	(139,180)	(139,180)	0.0%	0.0%
Total Regulatory Capital	2,910,644	2,648,281	2,576,683	-2.7%	-11.5%
Tier Common Equity (2)	2,574,486	2,338,088	2,264,932	-3.1%	-12.0%
Regulatory Tier 1 Capital (3)	2,574,486	2,338,088	2,264,932	-3.1%	-12.0%
Regulatory Tier 2 Capital (4)	336,158	310,193	311,751	0.5%	-7.3%

Total risk-weighted assets		Quarter			% change
(S/ thousand)	Dec 23	Sep 24	Dec 24	QoQ	YoY
Market risk-weighted assets	220,327	238,117	241,964	1.6%	9.8%
Credit risk-weighted assets	12,349,400	11,263,844	11,419,696	1.4%	-7.5%
Operational risk-weighted assets	1,527,140	1,594,338	1,605,950	0.7%	5.2%
Total	14,096,867	13,096,299	13,267,611	1.3%	-5.9%

Capital requirement		Quarter			% change
(S/ thousand)	Dec 23	Sep 24	Dec 24	QoQ	YoY
Market risk capital requirement	22,033	23,812	24,196	1.6%	9.8%
Credit risk capital requirement	1,111,446	1,070,065	1,084,871	1.4%	-2.4%
Operational risk capital requirement	152,714	159,434	160,595	0.7%	5.2%
Additional capital requirements	166,717	160,510	184,428	14.9%	10.6%
Total	1,452,910	1,413,821	1,454,091	2.8%	0.1%

Capital Ratios under Local Regulation

Capital ratios under Local Regulation	Dec 23	Quarter	Dec 24	% change
		Sep 24		QoQ	YoY
Common Equity Tier 1 Ratio	18.26%	17.85%	17.07%	-78 bps	-119 pbs
Tier 1 Capital ratio	18.26%	17.85%	17.07%	-78 bps	-119 pbs
Regulatory Global Capital Ratio	20.65%	20.22%	19.42%	-80 bps	-123 pbs
[1]	Up to 1.25% of total risk-weighted assets.
[2]	Common Equity Tier 1 = Capital Stock + Reserves + Accumulated earnings – Unrealized profits or losses - 100% deductions (investment in subsidiaries, goodwill, intangible assets and deferred tax assets based on future returns).
[3]	Regulatory Tier 1 Capital = Common Equity Tier 1 + Tier 1 Subordinated Debt (Perpetual).
[4]	Regulatory Tier 2 Capital = Subordinated Debt + Loan loss reserves.

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

Common Equity Tier 1 IFRS
BCP Stand-alone

Common Equity Tier 1 IFRS		Quarter		% Change
(S/. thousand)	Dec 23	Sep 24	Dec 24	QoQ	YoY
Capital and reserves	19,051,853	19,052,262	18,585,234	-2.5%	-2.4%
Retained earnings	6,058,923	6,076,551	7,345,245	20.9%	21.2%
Unrealized gains (losses)	(109,202)	222,730	81,399	-63.5%	-174.5%
Goodwill and intangibles	(1,670,116)	(1,599,568)	(1,741,267)	8.9%	4.3%
Investments in subsidiaries	(2,917,670)	(2,669,334)	(2,598,905)	-2.6%	-10.9%
Total	20,413,787	21,082,641	21,671,706	2.8%	6.2%

Adjusted RWAs IFRS	154,627,042	157,046,547	162,676,386	3.6%	3.5%
Adjusted Credit RWAs IFRS	135,581,058	134,873,654	140,344,978	4.1%	3.5%
Others	19,045,984	22,172,893	22,331,409	0.7%	17.2%

CET1 ratio IFRS	13.20%	13.42%	13.32%	-10 bps	12 bps

Mibanco

Common Equity Tier 1 IFRS		Quarter		% change
(S/. thousand)	Dec 23	Sep 24	Dec 24	QoQ	YoY
Capital and reserves	2,676,791	2,703,385	2,703,385	0.0%	1.0%
Retained earnings	321,235	36,907	(29,980)	-181.2%	-109.3%
Unrealized gains (losses)	(1,403)	3,081	(5,037)	-263.5%	258.9%
Goodwill and intangibles	(360,171)	(303,850)	(310,730)	2.3%	-13.7%
Investments in subsidiaries	(271)	(296)	(302)	2.0%	11.6%
Total	2,636,182	2,439,227	2,357,337	-3.4%	-10.6%

Adjusted RWAs IFRS	14,349,534	13,291,063	13,449,807	1.2%	-6.3%
Adjusted Credit RWAs IFRS	12,595,184	11,455,585	11,597,881	1.2%	-7.9%
Others	1,754,350	1,835,478	1,851,926	0.9%	5.6%

CET1 ratio IFRS	18.37%	18.35%	17.53%	-83 bps	-84 bps

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

12.6. Financial Statements and Ratios by Business

12.6.1. Credicorp Consolidated
Credicorp Ltd. and Subsidiaries
Consolidated Statement of Financial Position
(In S/ thousands, IFRS)

	Dec 23	As of Sep 24	Dec 24	% change QoQ YoY
ASSETS
Cash and due from banks
Non-interest bearing	7,952,371	7,222,945	7,535,259	4.3%	-5.2%
Interest bearing	25,978,577	37,007,966	40,119,937	8.4%	54.4%
Total cash and due from banks	33,930,948	44,230,911	47,655,196	7.7%	40.4%
Cash collateral, reverse repurchase agreements and securities borrowing	1,410,647	1,419,305	1,033,177	-27.2%	-26.8%
Fair value through profit or loss investments	4,982,661	4,642,905	4,715,343	1.6%	-5.4%
Fair value through other comprehensive income investments	37,043,940	39,832,274	40,142,638	0.8%	8.4%
Amortized cost investments	10,188,927	8,853,694	8,967,877	1.3%	-12.0%
Loans	144,976,051	142,568,785	145,732,273	2.2%	0.5%
Current	138,849,564	136,542,444	140,309,061	2.8%	1.1%
Internal overdue loans	6,126,487	6,026,341	5,423,212	-10.0%	-11.5%
Less - allowance for loan losses	(8,277,916)	(8,250,023)	(7,994,977)	-3.1%	-3.4%
Loans, net	136,698,135	134,318,762	137,737,296	2.5%	0.8%
Financial assets designated at fair value through profit or loss	810,932	900,107	932,734	3.6%	15.0%
Property, plant and equipment, net	1,857,240	1,836,732	1,841,147	0.2%	-0.9%
Due from customers on acceptances	412,401	466,957	528,184	13.1%	28.1%
Investments in associates	748,663	729,770	763,918	4.7%	2.0%
Intangible assets and goodwill, net	3,225,499	3,167,296	3,289,157	3.8%	2.0%
Reinsurance contract assets	872,046	880,563	841,170	-4.5%	-3.5%
Other assets (1)	6,658,149	8,480,514	7,749,647	-8.6%	16.4%

Total Assets	238,840,188	249,759,790	256,197,484	2.6%	7.3%

LIABILITIES AND EQUITY
Deposits and obligations
Non-interest bearing	42,234,498	47,436,563	47,160,191	-0.6%	11.7%
Interest bearing	105,470,496	106,998,888	114,681,875	7.2%	8.7%
Total deposits and obligations	147,704,994	154,435,451	161,842,066	4.8%	9.6%
Payables from repurchase agreements and securities lending	10,168,427	7,383,104	9,060,710	22.7%	-10.9%
BCRP instruments	7,461,674	4,788,939	6,646,830	38.8%	-10.9%
Repurchase agreements with third parties	2,608,631	2,517,833	2,298,494	-8.7%	-11.9%
Repurchase agreements with customers	98,122	76,332	115,386	51.2%	17.6%
Due to banks and correspondents	12,278,681	12,704,234	10,754,385	-15.3%	-12.4%
Bonds and notes issued	14,594,785	16,952,011	17,268,443	1.9%	18.3%
Banker’s acceptances outstanding	412,401	466,957	528,184	13.1%	28.1%
Insurance contract liability	12,318,133	13,289,394	13,422,285	1.0%	9.0%
Financial liabilities at fair value through profit or loss	641,915	698,747	151,485	-78.3%	-76.4%
Other liabilities	7,613,787	9,752,701	8,192,692	-16.0%	7.6%

Total Liabilities	205,733,123	215,682,599	221,220,250	2.6%	7.5%
Net equity	32,460,004	33,462,591	34,346,451	2.6%	5.8%
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury stock	(208,033)	(208,901)	(208,879)	0.0%	0.4%
Capital surplus	228,239	179,027	176,307	-1.5%	-22.8%
Reserves	26,252,578	27,187,346	27,202,665	0.1%	3.6%
Other reserves	295,783	470,550	214,627	-54.4%	-27.4%
Retained earnings	4,572,444	4,515,576	5,642,738	25.0%	23.4%
Non-controlling interest	647,061	614,600	630,783	2.6%	-2.5%

Total Net Equity	33,107,065	34,077,191	34,977,234	2.6%	5.6%

Total liabilities and equity	238,840,188	249,759,790	256,197,484	2.6%	7.3%
Off-balance sheet	149,769,480	155,876,986	151,223,851	-3.0%	1.0%
Total performance bonds, stand-by and L/Cs.	20,051,616	20,206,333	22,139,322	9.6%	10.4%
Undrawn credit lines, advised but not committed	87,091,701	88,226,431	85,269,774	-3.4%	-2.1%
Total derivatives (notional) and others	42,626,163	47,444,222	43,814,755	-7.6%	2.8%

(1) Includes mainly accounts receivables from brokerage and others
* Due to reclassifications, the Balance Sheet may differ from those reported in previous quarters.

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

Credicorp Ltd. and Subsidiaries
Consolidated Statement of Income
(In S/ thousands, IFRS)

	Quarter			% change		As of		% change
	4Q23	3Q24	4Q24	QoQ	YoY	Dec 23	Dec 24	Dec 24 / Dec 23
Interest income and expense
Interest and similar income	4,870,042	4,995,971	5,012,121	0.3%	2.9%	18,798,495	19,869,256	5.7%
Interest and similar expenses	(1,522,358)	(1,405,221)	(1,382,327)	-1.6%	-9.2%	(5,860,523)	(5,754,125)	-1.8%
Net interest, similar income and expenses	3,347,684	3,590,750	3,629,794	1.1%	8.4%	12,937,972	14,115,131	9.1%

Gross provision for credit losses on loan portfolio	(1,260,163)	(981,870)	(857,694)	-12.6%	-31.9%	(3,957,143)	(3,943,301)	-0.3%
Recoveries of written-off loans	86,709	113,789	114,398	0.5%	31.9%	334,798	423,854	26.6%
Provision for credit losses on loan portfolio, net of recoveries	(1,173,454)	(868,081)	(743,296)	-14.4%	-36.7%	(3,622,345)	(3,519,447)	-2.8%

Net interest, similar income and expenses, after provision for credit losses on loan portfolio	2,174,230	2,722,669	2,886,498	6.0%	32.8%	9,315,627	10,595,684	13.7%

Other income
Fee income	986,173	1,108,314	1,103,548	-0.4%	11.9%	3,804,459	4,423,193	16.3%
Net gain on foreign exchange transactions	218,047	172,998	223,913	29.4%	2.7%	886,126	781,076	-11.9%
Net loss on securities	115,825	120,033	(47,377)	-139.5%	-140.9%	308,055	227,112	-26.3%
Net gain from associates	34,132	35,600	38,560	8.3%	13.0%	117,089	135,183	15.5%
Net gain (loss) on derivatives held for trading	5,019	93,801	188,301	100.7%	3651.8%	53,665	363,834	578.0%
Net gain (loss) from exchange differences	15,255	(6,139)	(21,365)	248.0%	-240.1%	45,778	(41,058)	-189.7%
Others	112,372	96,675	176,384	82.5%	57.0%	440,653	514,779	16.8%
Total other income	1,486,823	1,621,282	1,661,964	2.5%	11.8%	5,655,825	6,404,119	13.2%

Insurance underwriting result	385,043	419,805	407,149	-3.0%	5.7%	1,602,421	1,693,617	5.7%
Insurance Service Result	(97,748)	(128,030)	(94,466)	-26.2%	-3.4%	(391,321)	(494,597)	26.4%
Reinsurance Result	287,295	291,775	312,683	7.2%	8.8%	1,211,100	1,199,020	-1.0%
Total insurance underwriting result

Total Expenses	(1,119,758)	(1,155,966)	(1,271,578)	10.0%	13.6%	(4,265,453)	(4,676,436)	9.6%
Salaries and employee benefits	(1,089,203)	(1,047,386)	(1,230,099)	17.4%	12.9%	(3,803,203)	(4,183,775)	10.0%
Administrative, general and tax expenses	(177,618)	(179,495)	(186,625)	4.0%	5.1%	(659,007)	(713,470)	8.3%
Depreciation and amortization	(71,959)	(23,046)	(4,300)	-81.3%	-94.0%	(71,959)	(27,346)	-62.0%
Association in participation	(9,109)	(6,414)	(3,808)	-40.6%	-58.2%	(53,097)	(28,269)	-46.8%
Other expenses	(193,895)	(111,859)	(409,049)	265.7%	111.0%	(481,504)	(745,000)	54.7%
Total expenses	(2,661,542)	(2,524,166)	(3,105,459)	23.0%	16.7%	(9,334,223)	(10,374,296)	11.1%

Profit before income tax	1,286,806	2,111,560	1,755,686	-16.9%	36.4%	6,848,329	7,824,527	14.3%

Income tax	(434,648)	(555,117)	(598,348)	7.8%	37.7%	(1,888,451)	(2,201,275)	16.6%

Net profit	852,158	1,556,443	1,157,338	-25.6%	35.8%	4,959,878	5,623,252	13.4%
Non-controlling interest	10,331	32,655	30,625	-6.2%	196.4%	94,338	121,998	29.3%
Net profit attributable to Credicorp	841,827	1,523,788	1,126,713	-26.1%	33.8%	4,865,540	5,501,254	13.1%

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

12.6.2. Credicorp Stand-alone

Credicorp Ltd.
Separate Statement of Financial Position
(In S/ thousands, IFRS)

	As of			% change
	Dec 23	Sep 24	Dec 24	QoQ	YoY
ASSETS
Cash and cash equivalents	529,773	594,754	399,943	-32.8%	-24.5%
At fair value through profit or loss	501,026	-	-	n.a.	n.a.
Fair value through other comprehensive income investments	1,418,293	1,279,564	1,262,327	-1.3%	-11.0%
In subsidiaries and associates investments	36,150,565	37,481,263	38,291,133	2.2%	5.9%
Investments at amortized cost	166,977	629,491	695,652	10.5%	316.6%
Other assets	99	856,336	6,777	-99.2%	n.a.

Total Assets	38,766,733	40,841,408	40,655,832	-0.5%	4.9%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Due to banks, correspondents and other entities	30,866	-	-	n.a.	n.a.
Bonds and notes issued	1,798,858	1,814,219	1,829,657	0.9%	1.7%
Other liabilities	255,707	1,294,018	230,660	-82.2%	-9.8%

Total Liabilities	2,085,431	3,108,237	2,060,317	-33.7%	-1.2%

NET EQUITY
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Capital Surplus	384,542	384,542	384,542	0.0%	0.0%
Reserve	25,905,526	26,651,433	26,651,390	0.0%	2.9%
Unrealized results	68,056	292,640	35,535	-87.9%	-47.8%
Retained earnings	9,004,185	9,085,563	10,205,055	12.3%	13.3%

Total net equity	36,681,302	37,733,171	38,595,515	2.3%	5.2%

Total Liabilities And Equity	38,766,733	40,841,408	40,655,832	-0.5%	4.9%

Statement of Income
(S/ Thousands, IFRS)

	Quarter			% Change		Up to		% Change
	4Q23	3Q24	4Q24	QoQ	YoY	Dec 23	Dec 24	Dec 24 / Dec 23
Interest income

Net share of the income from investments in subsidiaries and associates	906,901	1,735,379	1,121,288	-35.4%	23.6%	5,439,451	6,313,139	16.1%
Interest and similar income	1,170	22,290	24,419	9.6%	n.a.	10,895	93,486	758.1%
Net gain on financial assets at fair value through profit or loss	32,430	-	-	n.a.	n.a.	67,652	1,234	-98.2%
Total income	940,501	1,757,669	1,145,707	-34.8%	21.8%	5,517,998	6,407,859	16.1%

Interest and similar expense	(14,444)	(13,527)	(13,637)	0.8%	-5.6%	(56,276)	(54,237)	-3.6%
Administrative and general expenses	(9,274)	(4,034)	(4,134)	2.5%	-55.4%	(25,362)	(18,085)	-28.7%
Total expenses	(23,718)	(17,561)	(17,771)	1.2%	-25.1%	(81,638)	(72,322)	-11.4%

Operating income	916,783	1,740,108	1,127,936	-35.2%	23.0%	5,436,360	6,335,537	16.5%

Results from exchange differences	510	(119)	175	n.a.	-65.7%	(1,549)	(2,681)	73.1%
Other, net	111	(367)	(7)	n.a.	-106.3%	2,977	(292)	n.a.

Profit before income tax	917,404	1,739,622	1,128,104	-35.2%	23.0%	5,437,788	6,332,564	16.5%
Income tax	(68,500)	(43,118)	(8,612)	-80.0%	-87.4%	(209,238)	(146,713)	-29.9%
Net income	848,904	1,696,504	1,119,492	-34.0%	31.9%	5,228,550	6,185,851	18.3%

Double Leverage Ratio	98.6%	99.3%	99.2%	-12 bps	66 bps	98.6%	99.2%	66 bps

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

12.6.3 BCP Consolidated
Banco de Credito del Peru
Consolidated Statement of Financial Position
(S/ thousands, IFRS)

	As of			% change
	Dec 23	Sep 24	Dec 24	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	6,025,352	5,134,613	5,430,818	5.8%	-9.9%
Interest bearing	24,668,794	36,092,693	39,106,465	8.4%	58.5%
Total cash and due from banks	30,694,146	41,227,306	44,537,283	8.0%	45.1%

Cash collateral, reverse repurchase agreements and securities borrowing	100,211	622,399	19,151	-96.9%	-80.9%

Fair value through profit or loss investments	362,360	704,968	603,635	-14.4%	66.6%
Fair value through other comprehensive income investments	20,592,731	22,888,341	23,375,769	2.1%	13.5%
Amortized cost investments	9,557,451	8,178,619	8,277,440	1.2%	-13.4%

Loans	131,767,137	129,063,925	132,053,791	2.3%	0.2%
Current	125,948,604	123,400,733	126,990,918	2.9%	0.8%
Internal overdue loans	5,818,533	5,663,192	5,062,873	-10.6%	-13.0%
Less - allowance for loan losses	(7,772,720)	(7,714,711)	(7,443,523)	-3.5%	-4.2%
Loans, net	123,994,417	121,349,214	124,610,268	2.7%	0.5%

Property, furniture and equipment, net (1)	1,559,485	1,479,708	1,496,066	1.1%	-4.1%
Due from customers on acceptances	412,401	466,957	528,184	13.1%	28.1%
Investments in associates	21,426	29,053	29,368	1.1%	37.1%
Other assets (2)	6,510,227	7,959,779	7,609,096	-4.4%	16.9%

Total Assets	193,804,855	204,906,344	211,086,260	3.0%	8.9%

Liabilities and Equity
Deposits and obligations
Non-interest bearing (1)	39,377,289	45,310,064	44,280,933	-2.3%	12.5%
Interest bearing (1)	92,931,227	95,985,178	103,434,795	7.8%	11.3%
Total deposits and obligations	132,308,516	141,295,242	147,715,728	4.5%	11.6%

Payables from repurchase agreements and securities lending	8,005,844	5,621,745	7,203,885	28.1%	-10.0%
BCRP instruments	7,461,674	4,788,939	6,646,830	38.8%	-10.9%
Repurchase agreements with third parties	544,170	832,806	557,055	-33.1%	2.4%

Due to banks and correspondents	11,870,116	12,210,085	10,165,266	-16.7%	-14.4%
Bonds and notes issued	10,961,427	13,351,992	13,627,208	2.1%	24.3%
Banker’s acceptances outstanding	412,401	466,957	528,184	13.1%	28.1%
Financial liabilities at fair value through profit or loss	91,966	354,562	-	n.a.	n.a.
Other liabilities (3)	4,995,178	6,110,653	5,694,394	-6.8%	14.0%
Total Liabilities	168,645,448	179,411,236	184,934,665	3.1%	9.7%

Net equity	24,998,419	25,347,135	26,007,483	2.6%	4.0%
Capital stock	12,679,794	12,679,794	12,679,794	0.0%	0.0%
Reserves	6,372,059	6,372,468	5,905,440	-7.3%	-7.3%
Unrealized gains and losses	(108,012)	223,921	82,590	n.a.	n.a.
Retained earnings	6,054,578	6,070,952	7,339,659	20.9%	21.2%

Non-controlling interest	160,988	147,973	144,112	-2.6%	-10.5%

Total Net Equity	25,159,407	25,495,108	26,151,595	2.6%	3.9%

Total liabilities and equity	193,804,855	204,906,344	211,086,260	3.0%	8.9%

Off-balance sheet	138,140,917	144,241,520	139,066,953	-3.6%	0.7%
Total performance bonds, stand-by and L/Cs.	19,328,506	19,593,247	21,683,478	10.7%	12.2%
Undrawn credit lines, advised but not committed	76,719,565	77,964,739	74,193,794	-4.8%	-3.3%
Total derivatives (notional) and others	42,092,846	46,683,534	43,189,681	-7.5%	2.6%

(1) Right of use asset of lease contracts is included by application of IFRS 16.
(2) Mainly includes intangible assets, other receivable accounts, trading derivatives receivable accounts and tax credit.
(3) Mainly includes other payable accounts, trading derivatives payable accounts and taxes for payable.

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

Banco de Credito del Peru
Consolidated Statement of Income
(S/ thousands, IFRS)

	Quarter			% change		As of		% Change
	4Q23	3Q24	4Q24	QoQ	YoY	Dec 23	Dec 24	Dec 24 / Dec 23
Interest income and expense
Interest and similar income	4,265,959	4,363,712	4,381,994	0.4%	2.7%	16,463,174	17,346,146	5.4%
Interest and similar expenses (1)	(1,153,770)	(1,040,332)	(1,025,087)	-1.5%	-11.2%	(4,477,974)	(4,286,492)	-4.3%
Interest income and expense	3,112,189	3,323,380	3,356,907	1.0%	7.9%	11,985,200	13,059,654	9.0%

Provision for credit losses on loan portfolio	(1,160,527)	(935,374)	(786,209)	-15.9%	-32.3%	(3,768,729)	(3,683,332)	-2.3%
Recoveries of written-off loans	81,398	107,848	108,560	0.7%	33.4%	313,405	402,380	28.4%
Provision for credit losses on loan portfolio, net of recoveries	(1,079,129)	(827,526)	(677,649)	-18.1%	-37.2%	(3,455,324)	(3,280,952)	-5.0%

Net interest, similar income and expenses, after provision for credit losses on loan portfolio	2,033,060	2,495,854	2,679,258	7.3%	31.8%	8,529,876	9,778,702	14.6%

Other income
Fee income	773,261	898,766	912,573	1.5%	18.0%	3,039,965	3,442,417	13.2%
Net gain on foreign exchange transactions	268,615	299,425	313,538	4.7%	16.7%	997,648	1,166,567	16.9%
Net gain (loss) on securities	10,759	24,114	(19,571)	n.a.	n.a.	(23,102)	27,933	n.a.
Net gain on derivatives held for trading	21,750	13,639	24,881	82.4%	14.4%	99,156	77,674	-21.7%
Net loss (gain) from exchange differences	8,795	(10,714)	(1,989)	-81.4%	n.a.	9,431	(5,455)	n.a.
Others	101,244	19,336	95,118	391.9%	-6.1%	345,103	246,098	-28.7%
Total other income	1,184,424	1,244,566	1,324,550	6.4%	11.8%	4,468,201	4,955,234	10.9%

Total expenses
Salaries and employee benefits	(788,885)	(850,918)	(973,566)	14.4%	23.4%	(3,071,184)	(3,441,259)	12.0%
Administrative expenses	(874,101)	(802,127)	(978,885)	22.0%	12.0%	(2,954,789)	(3,260,696)	10.4%
Depreciation and amortization (2)	(146,657)	(146,719)	(154,731)	5.5%	5.5%	(547,006)	(583,990)	6.8%
Other expenses	(124,472)	(62,292)	(104,374)	67.6%	-16.1%	(296,430)	(283,169)	-4.5%
Total expenses	(1,934,115)	(1,862,056)	(2,211,556)	18.8%	14.3%	(6,869,409)	(7,569,114)	10.2%

Profit before income tax	1,283,369	1,878,364	1,792,252	-4.6%	39.7%	6,128,668	7,164,822	16.9%

Income tax	(327,708)	(472,791)	(517,677)	9.5%	58.0%	(1,545,006)	(1,853,018)	19.9%

Net profit	955,661	1,405,573	1,274,575	-9.3%	33.4%	4,583,662	5,311,804	15.9%
Non-controlling interest	(2,670)	(3,172)	(5,867)	85.0%	119.7%	(10,081)	(15,418)	52.9%
Net profit attributable to BCP Consolidated	952,991	1,402,401	1,268,708	-9.5%	33.1%	4,573,581	5,296,386	15.8%

(1) Financing expenses related to lease agreements are included according to the application of IFRS 16.
(2) The effect of the application of IFRS 16 is included, which corresponds to a greater depreciation for the asset for right-of-use".

Selected Financial Indicators

	Quarter			As of
	4Q23	3Q24	4Q24	Dec 23	Dec 24
Profitability
ROAA (1)(2)	2.0%	2.8%	2.4%	2.4%	2.6%
ROAE (1)(2)	15.5%	22.9%	19.8%	19.0%	20.8%
Net interest margin (1)(2)	6.67%	6.84%	6.70%	6.41%	6.69%
Risk-adjusted Net interest margin (1)(2)	4.36%	5.13%	5.35%	4.56%	5.01%
Funding cost (1)(2)(3)	2.82%	2.43%	2.29%	2.74%	2.51%

Quality of loan portfolio
Internal overdue ratio	4.4%	4.4%	3.8%	4.4%	3.8%
NPL ratio	6.2%	6.1%	5.5%	6.2%	5.5%
Coverage ratio of IOLs	133.6%	136.2%	147.0%	133.6%	147.0%
Coverage ratio of NPLs	95.3%	97.4%	103.2%	95.3%	103.2%
Cost of risk (4)	3.3%	2.5%	2.1%	2.6%	2.5%

Operating efficiency
Operating expenses / Total income (5)	43.2%	39.8%	45.7%	40.7%	41.1%
Operating expenses / Total average assets (1)(2)(5)	3.7%	3.5%	4.1%	3.4%	3.6%

(1) Ratios are annualized.
(2) Averages are determined as the average of period-beginning and period-ending balances.
(3) The funding costs differs from previously reported due to a methodology change in the denominator, which no longer includes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.
(4) Cost of risk: Annualized provision for loan losses / Total loans.
(5) Total income includes net interest income, fee income, net gain on foreign exchange transactions, result on exchange difference and net gain on derivatives. Operating expenses includes Salaries and social benefits, administrative, general and tax expenses and depreciation and amortization.

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

12. Appendix
12.6.4. BCP Stand-alone
Statement of Financial Position
 (S/ Thousands, IFRS)

		As of		% change
	Dec 23	Sep 24	Dec 24	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	5,236,016	4,561,696	4,792,810	5.1%	-8.5%
Interest bearing	24,554,369	35,307,925	38,063,318	7.8%	55.0%
Total cash and due from banks	29,790,385	39,869,621	42,856,128	7.5%	43.9%
Cash collateral, reverse repurchase agreements and securities borrowing	100,211	622,399	19,151	-96.9%	-80.9%
Fair value through profit or loss investments	362,360	704,968	603,635	-14.4%	66.6%
Fair value through other comprehensive income investments	18,178,514	19,855,738	20,521,337	3.4%	12.9%
Amortized cost investments	9,415,232	8,116,588	8,214,476	1.2%	-12.8%
Loans	119,425,134	117,687,023	120,571,109	2.5%	1.0%
Current	114,445,408	112,874,488	116,314,563	3.0%	1.6%
Internal overdue loans	4,979,726	4,812,535	4,256,546	-11.6%	-14.5%
Less - allowance for loan losses	(6,764,601)	(6,768,497)	(6,513,398)	-3.8%	-3.7%
Loans, net	112,660,533	110,918,526	114,057,711	2.8%	1.2%
Property, furniture and equipment, net (1)	1,300,690	1,246,350	1,271,219	2.0%	-2.3%
Due from customers on acceptances	412,401	466,957	528,184	13.1%	28.1%
Investments in associates	2,917,670	2,682,807	2,612,080	-2.6%	-10.5%
Other assets (2)	5,776,165	7,227,029	6,897,204	-4.6%	19.4%

Total Assets	180,914,161	191,710,983	197,581,125	3.1%	9.2%

Liabilities and Equity
Deposits and obligations
Non-interest bearing (1)	39,385,047	45,296,819	44,267,223	-2.3%	12.4%
Interest bearing (1)	83,047,645	85,282,102	92,516,659	8.5%	11.4%
Total deposits and obligations	122,432,692	130,578,921	136,783,882	4.8%	11.7%
Payables from repurchase agreements and securities lending	7,583,520	5,122,666	6,711,406	31.0%	-11.5%
BCRP instruments	7,039,350	4,289,860	6,154,351	43.5%	-12.6%
Repurchase agreements with third parties	544,170	832,806	557,055	-33.1%	2.4%
Due to banks and correspondents	10,497,414	11,160,491	8,962,379	-19.7%	-14.6%
Bonds and notes issued	10,350,260	13,045,879	13,317,657	2.1%	28.7%
Due from customers on acceptances	412,401	466,957	528,184	13.1%	28.1%
Financial liabilities at fair value through profit or loss	91,966	354,562	-	n.a.	n.a.
Other liabilities (3)	4,544,335	5,629,964	5,265,739	-6.5%	15.9%
Total Liabilities	155,912,588	166,359,440	171,569,247	3.1%	10.0%

Net equity	25,001,573	25,351,543	26,011,878	2.6%	4.0%
Capital stock	12,679,794	12,679,794	12,679,794	0.0%	0.0%
Reserves	6,372,059	6,372,468	5,905,440	-7.3%	-7.3%
Unrealized gains and losses	(109,202)	222,730	81,399	-63.5%	n.a.
Retained earnings	6,058,922	6,076,551	7,345,245	20.9%	21.2%

Total Net Equity	25,001,573	25,351,543	26,011,878	2.6%	4.0%

Total liabilities and equity	180,914,161	191,710,983	197,581,125	3.1%	9.2%
Off-balance sheet	134,844,989	140,242,082	135,041,209	-3.7%	0.1%
Total performance bonds, stand-by and L/Cs.	19,328,506	19,593,247	21,683,478	10.7%	12.2%
Undrawn credit lines, advised but not committed	74,091,027	75,257,883	71,516,643	-5.0%	-3.5%
Total derivatives (notional) and others	41,425,456	45,390,952	41,841,088	-7.8%	1.0%

(1)	Right of use asset of lease contracts is included by application of IFRS 16.
(2)	Mainly includes intangible assets, other receivable accounts, trading derivatives receivable accounts and tax credit
(3)	Mainly includes other payable accounts, trading derivatives payable accounts and taxes for payable.

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

12. Appendix
Statement of Income
(S/ Thousands, IFRS
		Quarter		% change		As of		% change
	4Q23	3Q24	4Q24	QoQ	YoY	Dec 23	Dec 24	Dec 24 / Dec 23
Interest income and expense
Interest and similar income	3,507,996	3,616,878	3,639,485	0.6%	3.7%	13,486,861	14,345,027	6.4%
Interest and similar expenses (1)	(936,600)	(856,286)	(857,707)	0.2%	-8.4%	(3,668,766)	(3,529,865)	-3.8%
Interest income and expense	2,571,396	2,760,592	2,781,778	0.8%	8.2%	9,818,095	10,815,162	10.2%
Provision for credit losses on loan portfolio	(922,169)	(714,464)	(616,654)	-13.7%	-33.1%	(2,845,501)	(2,832,738)	-0.4%
Recoveries of written-off loans	52,943	79,057	80,396	1.7%	51.9%	213,583	279,687	31.0%
Provision for credit losses on loan portfolio, net of recoveries	(869,226)	(635,407)	(536,258)	-15.6%	-38.3%	(2,631,918)	(2,553,051)	-3.0%
Net interest, similar income and expenses, after provision for credit losses on loan portfolio	1,702,170	2,125,185	2,245,520	5.7%	31.9%	7,186,177	8,262,111	15.0%
Other income
Fee income	748,269	879,996	888,292	0.9%	18.7%	2,927,395	3,352,254	14.5%
Net gain on foreign exchange transactions	266,027	297,478	311,657	4.8%	17.2%	988,264	1,157,575	17.1%
Net gain on securities	63,754	73,084	88,641	21.3%	39.0%	181,511	305,786	68.5%
Net gain (loss) from associates	(1,373)	3,078	88	-97.1%	n.a.	(9,180)	5,278	n.a.
Net gain on derivatives held for trading	29,594	13,899	23,551	69.4%	-20.4%	89,706	73,326	-18.3%
Net loss (gain) from exchange differences	(13)	(10,324)	(1,525)	-85.2%	n.a.	18,226	3,248	-82.2%
Others	59,169	18,406	94,340	412.6%	59.4%	292,352	229,387	-21.5%
Total other income	1,165,427	1,275,617	1,405,044	10.1%	20.6%	4,511,231	5,126,854	14.2%
Total expenses
Salaries and employee benefits	(592,595)	(640,392)	(762,850)	19.1%	28.7%	(2,254,885)	(2,615,512)	16.0%
Administrative expenses	(794,793)	(720,329)	(899,798)	24.9%	13.2%	(2,656,468)	(2,950,178)	11.1%
Depreciation and amortization (2)	(123,363)	(123,740)	(131,376)	6.2%	6.5%	(460,043)	(491,360)	6.8%
Other expenses	(100,066)	(57,047)	(106,338)	86.4%	6.3%	(252,114)	(266,982)	5.9%
Total expenses	(1,610,817)	(1,541,508)	(1,900,362)	23.3%	19.3%	(5,623,510)	(6,324,032)	12.5%
Profit before income tax	1,274,977	1,859,294	1,750,202	-5.9%	37.3%	6,073,898	7,064,933	16.3%
Income tax	(320,936)	(456,956)	(481,509)	5.4%	50.0%	(1,497,896)	(1,767,305)	18.0%
Net profit	954,041	1,402,338	1,268,693	-9.5%	33.0%	4,576,002	5,297,628	15.8%
Non-controlling interest	-	-	-	n.a. n.a.		-	-	n.a.
Net profit attributable to BCP	954,041	1,402,338	1,268,693	-9.5%	33.0%	4,576,002	5,297,628	15.8%
(1)	Financing expenses related to lease agreements are included according to the application of IFRS 16.
(2)	The effect of the application of IFRS 16 is included, which corresponds to a greater depreciation for the asset for right-of-use".

Selected Financial Indicators

		Quarter			As of
	4Q23	3Q24	4Q24	Dec 23	Dec 24
Profitability
ROAA (1)(2) ROAE (1)(2)	2.1% 15.5%	2.9% 22.9%	2.6% 19.8%	2.5% 19.0%	2.8% 20.8%
Net interest margin (1)(2)	6.0%	6.2%	6.0%	5.7%	6.0%
Risk-adjusted Net interest margin (1)(2)	4.0%	4.7%	4.9%	4.2%	4.6%
Funding cost (1)(2)(3)	2.5%	2.2%	2.1%	2.4%	2.2%
Quality of loan portfolio
Internal overdue ratio	4.2%	4.1%	3.5%	4.2%	3.5%
NPL ratio	6.0%	5.9%	5.2%	6.0%	5.2%
Coverager rattio of IOLs	135.8%	140.6%	153.0%	135.8%	153.0%
Coverage ratio of NPLs	93.8%	97.2%	103.5%	93.8%	103.5%
Cost of risk (4)	2.9%	2.1%	1.8%	2.2%	2.1%
Operating efficiency
Operating expenses / Total income (5)	41.8%	37.6%	44.8%	38.8%	39.3%
Operating expenses / Total average assets (1)(2)(5)	3.3%	3.1%	3.7%	3.0%	3.2%
(1)	Ratios are annualized.
(2)	Averages are determined as the average of period-beginning and period-ending balances.
(3)	The funding costs differs from previously reported due to a methodology change in the denominator, which no longer includes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.
(4)	Cost of risk: Annualized provision for loan losses / Average total loans.
(5)	Total income includes net interest income, fee income, net gain on foreign exchange transactions, result on exchange difference and net gain on derivatives. Operating expenses includes Salaries and social benefits, administrative, general and tax expenses and depreciation and amortization.

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

12. Appendix
12.6.5. BCP Bolivia
Statement of Financial Position
(S/ Thousands, IFRS)

		As of		% change
	Dec 23	Sep 24	Dec 24	QoQ	YoY
ASSETS
Cash and due from banks	2,552,099	2,215,684	2,216,270	0.0%	-13.2%
Investments	1,522,673	1,405,967	1,739,760	23.7%	14.3%
Loans	9,401,800	9,829,567	9,938,971	1.1%	5.7%
Current	9,112,232	9,504,083	9,609,399	1.1%	5.5%
Internal overdue loans	240,528	270,433	266,296	-1.5%	10.7%
Refinanced loans	49,040	55,051	63,276	14.9%	29.0%
Less - allowance for loan losses	(351,688)	(357,720)	(366,704)	2.5%	4.3%
Loans, net	9,050,112	9,471,846	9,572,267	1.1%	5.8%
Property, furniture and equipment, net	66,129	130,797	132,210	1.1%	99.9%
Other assets	309,864	264,972	314,226	18.6%	1.4%
Total assets	13,500,877	13,489,266	13,974,733	3.6%	3.5%
LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	11,482,143	11,704,551	12,145,811	3.8%	5.8%
Due to banks and correspondents	78,296	2,032	-	-100.0%	-100.0%
Bonds and subordinated debt	161,916	162,042	157,253	-3.0%	-2.9%
Other liabilities	889,949	651,779	665,519	2.1%	-25.2%
Total liabilities	12,612,304	12,520,404	12,968,583	3.6%	2.8%

Net equity	888,573	968,862	1,006,150	3.8%	13.2%
TOTAL LIABILITIES AND NET EQUITY	13,500,877	13,489,266	13,974,733	3.6%	3.5%

Statement of Income
(S/ Thousands, IFRS)

		Quarter		% change			Up to	% change
	4Q23	3Q24	4Q24	QoQ	YoY	Dec 23	Dec 24	Dec 24 /Dec 23
Interests income, net	84,160	87,687	87,812	0.1%	4.3%	332,337	353,396	6.3%
Provisions for doubtful accounts receivable, net of recoveries	(27,530)	(10,542)	(25,027)	137.4%	-9.1%	(38,040)	(73,688)	93.7%
Net interest income after provisions	56,630	77,145	62,785	-18.6%	10.9%	294,297	279,708	-5.0%
Non financial income	48,427	36,365	85,923	136.3%	77.4%	210,717	276,802	31.4%
Total expenses	(82,730)	(77,107)	(114,966)	49.1%	39.0%	(359,811)	(391,844)	8.9%
Translation result	190	850	1,281	50.7%	574.2%	50	1,731	3362.0%
Income tax	(2,865)	(20,638)	(11,521)	-44.2%	302.1%	(62,202)	(72,886)	17.2%
Net profit	19,652	16,615	23,502	41.5%	19.6%	83,051	93,511	12.6%

Selected Financial Indicators

		Quarter		% change			Up to	% change
	4Q23	3Q24	4Q24	QoQ	YoY	Dec 23	Dec 24	Dec 24 /Dec 23
Efficiency ratio	59.0%	80.3%	63.0%	-1732 pbs	397 pbs	61.3%	63.9%	262 pbs
ROAE	8.8%	6.8%	9.5%	271 pbs	68 pbs	9.5%	9.9%	37 pbs
L/D ratio	81.9%	84.0%	81.8%	-215 pbs	-5 pbs
IOL ratio	2.6%	2.8%	2.7%	-7 pbs	12 pbs
NPL ratio	3.1%	3.3%	3.3%	1 pbs	24 pbs
Coverage of IOLs	146.2%	132.3%	137.7%	543 pbs	-851 pbs
Coverage of NPLs	121.5%	109.9%	111.3%	136 pbs	-1019 pbs
Branches	46	46	46	0.0%	0.0%
Agentes	1,350	1,541	1,834	19.0%	35.9%
ATMs	315	314	314	0.0%	-0.3%
Employees	1,726	1,791	1,819	1.6%	5.4%

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

12. Appendix
12.6.6. Mibanco
Statement of Financial Position
(S/ Thousands, IFRS)

		As of		% change
	Dec 23	Sep 24	Dec 24	QoQ	YoY
ASSETS
Cash and due from banks	1,121,452	1,590,356	1,833,225	15.3%	63.5%
Investments	2,556,436	3,094,635	2,917,396	-5.7%	14.1%
Total loans	13,269,018	12,118,953	12,239,171	1.0%	-7.8%
Current	12,333,980	11,168,560	11,330,124	1.4%	-8.1%
Internal overdue loans	834,356	846,455	802,133	-5.2%	-3.9%
Refinanced	100,682	103,938	106,914	2.9%	6.2%
Allowance for loan losses	(1,002,847)	(940,310)	(924,703)	-1.7%	-7.8%
Net loans	12,266,171	11,178,643	11,314,468	1.2%	-7.8%
Property, plant and equipment, net	139,064	132,430	131,261	-0.9%	-5.6%
Other assets	815,263	795,856	750,972	-5.6%	-7.9%
Total assets	16,898,386	16,791,920	16,947,322	0.9%	0.3%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	9,999,230	10,800,163	11,060,598	2.4%	10.6%
Due to banks and correspondents	2,411,642	1,958,657	1,985,746	1.4%	-17.7%
Bonds and subordinated debt	611,166	306,113	309,551	1.1%	-49.4%
Other liabilities	879,725	983,614	923,059	-6.2%	4.9%
Total liabilities	13,901,763	14,048,547	14,278,954	1.6%	2.7%

Net equity	2,996,623	2,743,373	2,668,368	-2.7%	-11.0%
TOTAL LIABILITIES AND NET SHAREHOLDERS' EQUITY	16,898,386	16,791,920	16,947,322	0.9%	0.3%

Statement of Income
(S/ Thousands, IFRS)

		Quarter		% change		Up to		% change
	4Q23	3Q24	4Q24	QoQ	YoY	Dec 23	Dec 24	Dec 24 / Dec 23
Net interest income	538,522	562,421	574,720	2.2%	6.7%	2,160,467	2,240,270	3.7%
Provision for loan losses, net of recoveries	(208,880)	(192,435)	(141,899)	-26.3%	-32.1%	(822,663)	(727,833)	-11.5%
Net interest income after provisions	329,642	369,986	432,821	17.0%	31.3%	1,337,804	1,512,437	13.1%
Non-financial income	56,230	30,861	32,748	6.1%	-41.8%	165,258	130,695	-20.9%
Total expenses	(324,854)	(320,796)	(312,016)	-2.7%	-4.0%	(1,248,582)	(1,246,390)	-0.2%
Translation result	(454)	(337)	(466)	38.3%	2.6%	(3,813)	(1,860)	-51.2%
Income taxes	(6,670)	(15,890)	(36,098)	127.2%	441.2%	(46,892)	(85,782)	82.9%
Net income	53,894	63,824	116,989	83.3%	117.1%	203,775	309,100	51.7%

Selected Financial Indicators

		Quarter		% change					% change
	4Q23	3Q24	4Q24	QoQ	YoY	Dec 23	Up to	Dec 24	Dec 24 / Dec 23
Efficiency ratio	52.9%	54.2%	52.2%	-197 bps	-67 bps	52.7%	52.7%		0 bps
ROAE	7.3%	9.4%	17.3%	787 bps	1002 bps	7.1%	10.9%		386 bps
ROAE incl. Goowdill	6.9%	9.0%	16.4%	748 bps	949 bps	6.7%	10.4%		367 bps
L/D ratio	132.7%	112.2%	110.7%	-156 bps	-2204 bps
IOL ratio	6.3%	7.0%	6.6%	-43 bps	27 bps
NPL ratio	7.0%	7.8%	7.4%	-42 bps	38 bps
Coverage of IOLs	120.2%	111.1%	115.3%	419 bps	-491 bps
Coverage of NPLs	107.3%	98.9%	101.7%	278 bps	-553 bps
Branches (1)	292	283	283	-	(9)
Employees	9,842	10,101	9,950	(151)	108

(1)	Includes Banco de la Nacion branches, which in December 23 were 36, in September 24 were 36 and in December 24 were 36.

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

12. Appendix
12.6.7. Prima AFP

Statement of Financial Position
(In S/ thousands, IFRS)

	As of			% change
	Dec 23	Sep 24	Dec 24	QoQ	YoY
Cash and due from banks	109,574	144,402	123,278	-14.6%	12.5%
Non-interest bearing	6,176	4,555	3,779	-17.0%	-38.8%
Interest bearing	103,398	139,847	119,499	-14.6%	15.6%
Fair value through profit or loss investments	333,577	317,682	306,759	-3.4%	-8.0%
Fair value through other comprehensive income investments	687	1,171	1,218	4.0%	77.3%
Property, plant and equipment, net	9,700	7,638	7,347	-3.8%	-24.3%
Other Assets	287,191	260,067	219,369	-15.6%	-23.6%
Total Assets	740,729	730,960	657,971	-10.0%	-11.2%
Due to banks and correspondents	7	6	22	266.7%	214.3%
Lease payable	6,254	4,203	3,723	-11.4%	-40.5%
Other liabilities	234,396	212,464	178,674	-15.9%	-23.8%
Total Liabilities	240,657	216,673	182,419	-15.8%	-24.2%

Capital stock	40,505	40,505	40,505	0.0%	0.0%
Reserves	20,243	20,243	20,243	0.0%	0.0%
Other reserves	178	425	459	8.0%	157.9%

Retained earnings	289,597	344,510	281,419	-18.3%	-2.8%
Net Income for the Period	149,549	108,604	132,926	22.4%	-11.1%
Total Liabilities and Equity	740,729	730,960	657,971	-10.0%	-11.2%

Statement in Income
(In S/ thousands, IFRS)

	Quarter			% change		Up to		% change
	4Q23	3Q24	4Q24	QoQ	YoY	Dec 23	Dec 24	Dec 24 / Dec 23
Financial income	1,768	1,429	1,786	25.0%	1.0%	6,902	5,678	-17.7%
Financial expenses	(1,277)	(1,055)	(1,782)	68.9%	39.5%	(3,212)	(4,083)	27.1%
Interest income, net	491	374	4	-98.9%	-99.2%	3,690	1,595	-56.8%
Fee income	87,458	90,748	88,102	-2.9%	0.7%	350,846	372,480	6.2%
Net gain (loss) on securities	14,673	2,579	(2,115)	-182.0%	-114.4%	32,772	10,528	-67.9%
Net gain (loss) from exchange differences	(466)	110	(32)	-129.1%	-93.1%	(793)	(530)	-33.2%
Other income	760	124	5,628	4438.7%	640.5%	5,523	7,137	29.2%
Salaries and employee benefits	(24,498)	(22,384)	(29,371)	31.2%	19.9%	(85,874)	(97,457)	13.5%
Administrative expenses	(16,550)	(17,272)	(20,545)	18.9%	24.1%	(70,196)	(78,570)	11.9%
Depreciation and amortization	(6,388)	(6,603)	(6,612)	0.1%	3.5%	(25,273)	(26,381)	4.4%
Other expenses	(53)	(245)	(71)	-71.0%	34.0%	(4,388)	(1,249)	-71.5%
Profit before income tax	55,427	47,431	34,988	-26.2%	-36.9%	206,307	#####	-9.1%
Income tax	(15,047)	(12,744)	(10,666)	-16.3%	-29.1%	(56,758)	(54,627)	-3.8%
Net profit	40,380	34,687	24,322	-29.9%	-39.8%	149,549	#####	-11.1%

Selected Financial Indicators
	Quarter			Change		Up to		Change
	4Q23	3Q24	4Q24	QoQ	YoY	Dec 23	Dec 24	Dec 24 / Dec 23
ROE	33.7%	27.9%	19.7%	-827 bps	-1401 bps	30.0%	27.2%	-276 bps
Net Interest Margin	0.5%	0.3%	0.0%	-34 bps	-47 bps	0.9%	0.4%	-50 bps
Efficiency Ratio	54.2%	50.7%	64.2%	1348 bps	996 bps	51.3%	54.2%	292 bps
Operating Expenses / Total Average Assets	26.6%	26.5%	32.6%	609 bps	594 bps	24.6%	28.9%	437 bps

Main Indicators and Market Share

	Prima	System	Share %	Prima	System	Share %
	3Q24	3Q24	3Q24	4Q24	4Q24	4Q24
AUMs (S/ Millions)	32,142	106,729	30%	32,118	106,976	30%
Affiliates (S/ Millions)	2,341,483	9,677,410	24%	2,340,087	9,795,699	24%
Collections (S/ Millions)	1,044	4,003	26%	711	2,704	26%
Source: Superintendencia de Banca, Seguros y AFPs.

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

12. Appendix
12.6.8. Grupo Pacifico
Key Indicators of Financial Position
(S/ Thousands, IFRS)

	As of			% Change
	Dec 23	Sep 24	Dec 24	QoQ	YoY
Total Assets	16,549,171	17,683,826	17,890,138	1.2%	8.1%
Investment on Securities (1)	12,704,842	13,550,847	13,898,637	2.6%	9.4%
Total Liabilities	13,443,688	14,442,027	14,504,765	0.4%	7.9%
Net Equity	3,086,571	3,226,717	3,369,625	4.4%	9.2%

Statement of Income
(S/ Thousands, IFRS)

	Quarter			% Change		As of		% change
	4Q23	3Q24	4Q24	QoQ	YoY	Dec 23	Dec 24	Dec 24 / Dec 23
Insurance Service Result	255,887	308,072	293,055	-4.9%	14.5%	1,152,472	1,229,908	6.7%
Reinsurance Result	(96,996)	(151,920)	(102,995)	-32.2%	6.2%	(426,290)	(530,204)	24.4%
Insurance underwriting result	158,891	156,152	190,060	21.7%	19.6%	726,182	699,704	-3.6%
Interest income	183,933	209,425	208,159	-0.6%	13.2%	778,280	834,304	7.2%
Interest Expenses	(126,386)	(135,554)	(138,943)	2.5%	9.9%	(493,247)	(535,059)	8.5%
Net Interest Income	57,547	73,871	69,216	-6.3%	20.3%	285,033	299,245	5.0%
Fee Income and Gain in FX	(2,743)	(4,676)	(4,066)	-13.0%	48.2%	(11,951)	(14,265)	19.4%
Other Income No Core:
Net gain (loss) from exchange differences	893	191	1,150	502.1%	28.8%	15,888	(657)	-104.1%
Net loss on securities and associates	39,232	29,761	(15,450)	-151.9%	-139.4%	118,319	62,389	-47.3%
Other Income not operational	32,649	26,028	52,455	101.5%	60.7%	94,605	152,442	61.1%
Other Income	70,031	51,305	34,089	-33.6%	-51.3%	216,866	199,908	-7.8%
Operating expenses	(85,773)	(64,305)	(84,895)	32.0%	-1.0%	(301,815)	(300,773)	-0.3%
Other expenses	(35,317)	(24,099)	(25,602)	6.2%	-27.5%	(75,550)	(84,030)	11.2%
Total Expenses	(121,090)	(88,404)	(110,497)	25.0%	-8.7%	(377,365)	(384,803)	2.0%
Income tax	(29,379)	(3,615)	(13,274)	267.2%	-54.8%	(40,290)	(44,280)	9.9%
Net income	136,000	189,308	169,594	-10.4%	24.7%	810,426	769,774	-5.0%

(*) The net profitability of lace and mutual funds is being presented net of taxes, for which the retroactive change was made (it was presented gross before)
(1) Net shareholders' equity includes unrealized gains from Prima's investment portfolio.

From 1Q15 and on, Grupo Pacifico’s financial statements reflect the agreement with Banmedica (in equal parts) of the businesses of:

(i)	private health insurance managed by Grupo Pacifico and included in its Financial Statements in each of the accounting lines;
(ii)	corporate health insurance (dependent workers); and
(iii)	medical services.

The businesses described in ii) and iii) are managed by Banmedica, therefore they do not consolidate in Grupo Pacifico’s financial statements. The 50% of net income generated by Banmedica is recorded in Grupo Pacifico’s Income Statement as a gain/loss on investments in subsidiaries.

As explained before, corporate health insurance and medical services businesses are consolidated by Banmedica. The following table reflects the consolidated results from which Grupo Pacifico receives the 50% net income.

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

12. Appendix
Corporate health insurance and Medical services (1)
(S/ in thousands)

	Quarterly			% change		Up to		% change
	4Q23	3Q24	4Q24	QoQ	YoY	Dec 23	Dec 24	Dec 24 / Dec 23
Results
Net earned premiums	350,926	374,166	375,687	0.4%	7.1%	1,360,411	1,464,885	7.7%
Net claims	(260,201)	(315,869)	(300,166)	-5.0%	15.4%	(1,070,205)	(1,216,644)	13.7%
Net fees	(14,818)	(16,553)	(16,671)	0.7%	12.5%	(58,543)	(64,397)	10.0%
Net underwriting expenses	(3,262)	(4,433)	(3,275)	-26.1%	0.4%	(12,051)	(14,495)	20.3%
Underwriting result	72,645	37,312	55,574	48.9%	-23.5%	219,613	169,348	-22.9%

Net financial income	5,035	5,834	5,304	-9.1%	5.3%	16,562	22,501	35.9%
Total expenses	(33,987)	(24,998)	(33,712)	34.9%	-0.8%	(99,844)	(110,797)	11.0%
Other income	2,036	1,945	9,389	382.6%	361.1%	(2,686)	15,795	-688.1%
Traslations results	(1,596)	(2,780)	1,261	-145.4%	-179.1%	(2,423)	1,004	-141.4%
Income tax	(13,532)	(4,866)	(11,122)	128.6%	-17.8%	(44,855)	(28,760)	-35.9%

Net income before Medical services	30,602	12,448	26,695	114.5%	-12.8%	86,367	69,092	-20.0%

Net income of Medical services	30,083	40,519	33,837	-16.5%	12.5%	118,449	138,156	16.6%

Net income	60,685	52,967	60,531	14.3%	-0.3%	204,816	207,248	1.2%
(1) Reported under IFRS 4 standards.

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

12. Appendix
12.6.9. Investment Management & Advisory *

Investment Management & Advisory	Quarter			% change		Up to		% change
S/000	4Q23	3Q24	4Q24	QoQ	YoY	Dec 23	Dec 24	Dec 24 / Dec 23
Net interest income	18,757	9,934	(15,640)	-257.4%	-183%	82,105	6,031	-92.7%
Non-financial income	226,078	241,628	214,144	-11.4%	-5.3%	809,387	944,976	16.8%
Fee income	147,019	157,828	145,476	-7.8%	-1.0%	530,413	617,225	16.4%
Net gain on foreign exchange transactions	14,844	19,448	15,356	-21.0%	3.4%	55,473	66,524	19.9%
Net gain on sales of securities	64,928	72,105	15,289	-78.8%	-76.5%	209,066	187,606	-10.3%
Derivative Result	(16,731)	(17,139)	53,081	-409.7%	-417.3%	(45,497)	78,521	-272.6%
Result from exposure to the exchange rate	9,470	6,061	(21,323)	-451.8%	-325.2%	33,330	(32,613)	-197.8%
Other income	6,548	3,325	6,265	88.4%	-4.3%	26,602	27,713	4.2%
Operating expenses (1)	(192,097)	(187,915)	(145,999)	-22.3%	-24.0%	(698,702)	(686,698)	-1.7%
Operating income	52,738	63,647	52,505	-17.5%	-0.4%	192,790	264,309	37.1%
Income taxes	(10,006)	(11,053)	(22,722)	105.6%	127.1%	(31,394)	(68,660)	118.7%
Non-controlling interest	(6,818)	86	156	81.4%	-102.3%	(11,955)	392	-103.3%
Net income	49,550	52,508	29,627	-43.6%	-40.2%	173,351	195,257	12.6%

* Unaudited results.
(1) Includes: Salaries and employees benefits + Administrative expenses + Assigned expenses + Depreciation and amortization + Tax and contributions + Other expenses.

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

12. Appendix
12.7. Table of calculations

Table of calculations (1)
Profitability	Interest earning assets	Cash and due from banks+Total investments+Cash collateral, reverse repurchase agreements and securities borrowing+Loans
	Funding	Deposits and obligations+Due to banks and correspondents+BCRP instruments+Repurchase agreements with clients and third parties+Bonds and notes issued
	Net Interest Margin (NIM)	(Net Interest Income (excluding Net Insurance Financial Expenses) (Average Interest Earning Assets)
	Risk-adjusted Net Interest Margin (Risk- adjusted NIM)	(Annualized Net Interest Income (excluding Net Insurance Financial Expenses)-Annualized Provisions ) (Average period end and period beginning interest earning assets )
	Funding cost	(Interest Expense (Does not Include Net Insurance Financial Expenses) (Average Funding )
	Core income	Net Interest Income+Fee Income+Net Gain on Foreign exchange transactions
	Other core income	Fee Income+Net Gain on Foreign exchange transactions
	Other non-core income	Net Gain Securities+Net Gain from associates+Net Gain of derivatives held for trading+Net Gain from exchange differences+Other non operative income
	Return on average assets (ROA)	(Annualized Net Income attributable to Credicorp) (Average Assets)
	Return on average equity (ROE)	(Annualized Net Income attributable to Credicorp) (Average Net Equity)
Portfolio quality	Internal overdue ratio	(Internal overdue loans) (Total Loans)
	Non – performing loans ratio (NPL ratio)	(Internal overdue loans+Refinanced loans) (Total Loans)
	Coverage ratio of internal overdue loans	(Allowance for loans losses) (Internal overdue loans)
	Coverage ratio of non – performing loans	(Allowance for loans losses) (Non-performing loans)
	Cost of risk	(Annualized provision for credit losses on loans portfolio, net of recoveries ) (Average Total Loans)
Operating performance	Operating expenses	Salaries and employees benefits+Administrtive expenses+Depreciation and amortization+Association in participation +Acquisition cost
Operating Income

Net interest, similar income, and expenses+Fee income+Net gain on foreign exchange transactions+Net gain from associates+Net gain on derivatives held for trading+Net gain from echange differences+Net Insurance Underwriting Results

Efficiency ratio
Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Association in participation
Net interest, similar income and expenses + Fee Income + Net gain on foreign exchange transactions + Net gain from associates+Net gain on derivatives held for trading + Result on exchange differences+Insurance Underwriting Result

Capital Adequacy	Liquidity Coverage ratio	Total High Quality Liquid Assets + Min(Total Inflow 30 days; 75% * Total Outflow 30 days) Total Outflow 30 days
	Regulatory Capital ratio	(Regulatory Capital) (Risk -weighted assets)
	Tier 1 ratio	Tier 1(2) Risk -weighted assets
	Common Equity Tier 1 ratio (3)	Capital+Reserves -100% of applicable deductions (4)+ Retained Earnings+Unrealized gains or losses Risk -weighted assets

(1) Averages are determined as the average of period-beginning and period-ending balances.
(2) Includes investment in subsidiaries, goodwill, intangibles and deferred tax that rely on future profitability.
(3) Common Equity Tier 1 = Capital Stock + Reserves + Accumulated earnings – Unrealized profits or losses - 100% deductions (investment in subsidiaries, goodwill, intangible assets and deferred tax assets based on future returns).
(4) Includes investment in subsidiaries, goodwill, intangible assets and deferred taxes based on future returns.

|	Earnings Release 4Q / 2024	Analysis of 4Q24 Consolidated Results

12. Appendix
12.8. Glossary of terms

Term	Definition
AFP	Administradora de Fondo de Pensiones or Private Pension Funds Administrators
BCRP	Banco Central de Reserva del Perú or Peruvian Central Bank
Financially Included
Stock of financially included clients through BCP since 2020. New clients with BCP savings accounts or new Yape affiliates that: (i) Do not have debt in the financial system nor other BCP products in the 12 months prior to their inclusion, and (ii) Have performed at least 3 monthly transactions on average through any BCP channel in the last 3 months

GMV	Gross Merchant Volume
Government Program Loans ("GP" or "GP Loans")	Loan Portfolio related to Reactiva Peru, FAE-Mype and Impulso Myperu programs to respond quickly and effectively to liquidity needs and maintain the payment chain
MAU	Monthly Active Users
MEF	Ministry of Economy and Finance of Peru
TPV	Total Payment Volume